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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the year ended December 31, 2003

Microcell Telecommunications Inc.

800 de la Gauchetiere Street West, Suite 4000
Montreal, Quebec
Canada
H5A 1K3

Registration No.:
000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes ☐                        No ☒

living wirelessly 2003 ANNUAL REPORT

Table of Contents

1	2003 Financial Highlights
3	Corporate Overview
4	Letter to Shareholders
7	Review of Operations
10	Management's Discussion
and Analysis
34	Management's Report
35	Auditors' Report
36	Consolidated Financial Statements
39	Notes to Consolidated
Financial Statements
60	Other Information

2003 Financial Highlights

	Post-reorganization(1)	Pre-reorganization(1)
(In thousands of Canadian dollars, unless otherwise indicated)	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	2003 Full Year $
Revenues	393,093	177,694	578,787
Operating income (loss)	1,250	(20,832)	(19,582)
OIBDA(2)	48,021	38,556	86,577
Net income (loss)	4,959	45,517	50,476
Capital expenditures	67,318	5,500	72,818
ARPU(2) (in dollars):
Postpaid	61.86	58.16	60.63
Prepaid	19.61	18.78	19.32
Blended	39.04	36.88	38.32

COA(2) (in dollars)	244	291	255

Net retail subscriber additions:
Postpaid	84,304	(37,186)	47,118
Prepaid	49,575	(16,068)	33,507

Total	133,879	(53,254)	80,625

Churn rate(2)	3.1%	3.3%	3.2%

Total retail subscribers, end of period:
Postpaid	592,180	507,876	592,180
Prepaid	652,966	603,391	652,966

Total	1,245,146	1,111,267	1,245,146

(1)
Comparative financial information for period prior to May 1, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that prior period results of operations do not reflect the effects of the financial reorganization and the application of fresh start accounting.The December 31,2003 financial results comprise eight months post-reorganization and four months pre-reorganization.

(2)
OIBDA, ARPU, COA and churn are Non-GAAP measures. They are defined and reconciled, if necessary, in the Non-GAAP measures section in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Holding company
Microcell Telecommunications Inc.
Canadian wireless communications operator
TSX: MT.A and MT.B
 Subsidiaries (100% owned)
Microcell Solutions Inc.
National Personal Communications Services (PCS) provider
Inukshuk Internet Inc.
National Multipoint Communications Systems (MCS) operator

Products and services
Wireless voice and data transmission, International voice and data wireless roaming, Wireless local telephony service and Wireless high speed Internet
 Customers
1.2 Million
 Employees
2,200

Microcell Telecommumications Inc.    Annual Report    2003                                                                                  1

2                                                                                 Microcell Telecommumications Inc.    Annual Report    2003

Corporate Overview

        Microcell Telecommunications Inc. is the only Canadian provider of telecommunications services dedicated solely to wireless activities. The Company offers a wide range of Personal Communications Services (PCS) products to over 1.2 million customers.

        Microcell operates through two wholly owned subsidiaries: Microcell Solutions Inc., the national provider of PCS under the Fido® brand name, and Inukshuk Internet Inc., which is licensed to deploy a high-speed fixed wireless access network based on the Internet Protocol.

        Microcell Solutions began commercial operations in November 1996. The company retails a full line of mobile voice and data products and services through a distribution network composed of more than 5,500 points of sale. These include corporate-owned stores and kiosks as well as third-party outlets, and complement the company's own direct channels and e-store. Microcell also distributes airtime through voucher-replenishment-only outlets, including more than 3,000 automated teller machines.

        Microcell Solutions' digital network operates on the Global System for Mobile communications (GSM) standard. Deployed in over 200 countries and territories, GSM is the most widely used wireless technology in the world, accounting for some 70% of the global wireless communications market with over one billion subscribers. Through the agreements we have with our GSM roaming partners around the world, Fido customers can use their service in some 150 countries on five continents.

        The company distinguishes itself in the marketplace by adopting a distinct business approach. For instance, it is the only Canadian operator that bills services by the second and the one that offers the most extensive international roaming. It is also the only wireless operator in Canada that offers its customers a structured loyalty program and has Competitive Local Exchange Carrier (CLEC) status, which allows it to offer a true wireless alternative to traditional wireline service.

        Microcell Solutions also offers its network on a wholesale basis to third parties, who resell the services under their own brand, or co-brand them with Fido. At the end of 2003, the company had over 1.2 million Fido customers and distributed PCS to more than 30,000 customers on a wholesale basis through third parties.

        Microcell's other subsidiary, Inukshuk Internet Inc., was formed in 1999. Inukshuk holds licences for 96 MHz of spectrum in the 2500 MHz range to build and operate a Multipoint Communications Systems (MCS) network in all provinces and territories, with the exception of Manitoba and Saskatchewan.

        Inukshuk's business is to build a unique,"last mile" broadband wireless access (BWA) network that will support a broad range of high-speed and feature-rich applications, including wireless high-speed Internet,Voice over Internet Protocol (VoIP) services, as well as home and office networking. Inukshuk's vision is to operate as a wholesaler, distributing the services through various retailers, including Microcell Solutions.

        On November 19, 2003, Inukshuk announced that it had formed a new venture with Allstream Inc. and NR Communications, LLC to further expedite and extend MCS network deployment. Service deployment is scheduled to begin in 2004.

        Microcell Telecommunications has been a public company since October 15, 1997, and is now listed on the Toronto Stock Exchange under the stock symbols MT.A and MT.B. As at December 31, 2003, the Company employed some 2,200 people across Canada.

Microcell Telecommumications Inc.    Annual Report    2003                                                                                  3

Letter to Shareholders
André Bureau and André Tremblay

A year of transition

        The year 2003 began with Microcell in the midst of a recapitalization process that had started some months earlier and required the Company to apply operational restraint, cash conservation measures and voluntary growth containment in the first few months of the year. In sharp contrast, the year ended on a very positive note, as we had restored our financial health, resumed subscriber growth, and strengthened our presence in the Canadian market.

        This rapid turnaround can be explained by the fact that the recapitalization had at no time been related to operational problems or our business strategy. Our profit and loss statement was emblematic of a sound business approach and we had steadily achieved commercial success since our inception. We were brought before this necessity because of the particularly turbulent financial environment the telecommunications sector experienced in 2001 and 2002. Over that two-year period, access to capital became increasingly difficult, which created challenging circumstances for all players, but particularly for Microcell which, as a young company, was not yet generating sufficient cash flow to both grow its operations and serve its long-term debt.

        In the face of these enduring conditions, we had to take stringent measures and, after nearly six years of steady growth and commercial success, enter into a process destined to restructure our capital. As of May 1, 2003, this task had officially and successfully been completed and the Company has since resumed normal activities on a solid footing, pursuing with success its already proven business strategy.

A rapid return to growth

        We emerged from the recapitalization process with a debt load reduced by 80%, thereby becoming the company with the lowest debt level and some of the most favourable credit ratios in our sector. At the same time, while we strengthened our balance sheet, we were also able to preserve our assets, maintain our revenues and customer base for the most part, and even come out of the process with more liquidity than when we entered it.

        On this new foundation, we immediately realigned our operations with our strengths and set out to reinvigorate our market presence with the same energy we had put into recapitalizing the Company. We continued applying tight cost control, re-energized our operations and, true to our distinctive market approach, immediately embarked on a succession of innovative product and service launches, which generated a positive response from consumers.

4                                                                                 Microcell Telecommumications Inc.    Annual Report    2003

        We are glad to say that our efforts were met with very gratifying results. In the fourth quarter, we regained our market share position on a record number of gross customer additions and ended the year with 1,245,146 Fido customers, a 7% increase over the previous twelve months.

        Parallel to that, we reported operating income before depreciation and amortization that exceeded the upper range of our revised target, along with net income of $50.5 million for the year. That, we believe, represents an appreciable turnaround in such a short period of time.

Expanding and redefining the role of wireless

        However, we did not limit ourselves to regaining our operational and financial stamina. We also applied our energy to expanding and redefining the role of wireless communications, in accordance with our unique vision.

        Innovation undoubtedly plays the role of a stimulus in the marketplace. And Microcell has always been a flag-bearer of innovation in the Canadian wireless industry. From the outset, we made it our mission to "democratize" and "mass-marketize" wireless communications services by making them simple, better suited to everyday use, and more affordable. This approach, together with the personality of our Fido brand, has always exerted a strong appeal among consumers.

        When we entered the wireless market at the end of 1996, the penetration rate of wireless services in Canada was just over 10%.

        At the end of 2003, stimulated by only a few years of increased competition, this rate had jumped to nearly 45%. Currently, 13.5 million Canadians use wireless communications devices and they use them for an increasing part of their communication needs.

        With the advances in handset technology and the proliferation of useful and entertaining applications, wireless communications have become more and more attractive to an increasing number of people, to the point where we can take advantage of the emergence of a trend toward "cutting the cord" — an inspiring phenomenon for a company dedicated exclusively to the provision of wireless services such as Microcell!

        Various market studies on the subject, including our own, led us to launch our innovative City Fido™ service concept in the Greater Vancouver area during the fourth quarter of 2003.

        City Fido is the first true wireless alternative to traditional local telephone service in Canada. Competitively priced compared to wireline service, City Fido offers local telephony service with the added benefit of mobility to people who choose to make their wireless device their main or unique means of communication, for personal and business use alike.

        From a strategic standpoint, City Fido is a particularly interesting product for Microcell. Not only does it take advantage of the configuration of our network, which is strong and well deployed in and around urban areas, but it also leverages our Competitive Local Exchange Carrier (CLEC) status, which allows us to offer customers the option of porting their landline number to Fido.

        Consumers' reaction to this service was immediate and overwhelmingly positive. By far, City Fido is the most successful product launch in the Company's history, as attested by the long lineups at our points of sale. Less than three months after launch, we already had some 72,000 City Fido subscribers, a success well beyond our expectations.

Initiating Inukshuk's deployment

        By itself, City Fido is a valuable and profitable addition to our portfolio of products. But more importantly, it is a platform on which we can expand in the future by adding more services and features, and thereby further increase its attractiveness.

        Namely, it presents a strategic fit with our Inukshuk Internet Multipoint Communications Systems (MCS) network that we are preparing to deploy over the next few months.

        Indeed, we gave Inukshuk an important boost in November 2003 when we announced the creation of a new venture aimed at deploying an MCS network and services. Through this venture, Inukshuk, Allstream Inc. and NR Communications, LLC have agreed to contribute assets, cash and market expertise to launch, in the first half of 2004, an initial deployment phase, which will allow them to validate and finalize their business plan. As planned, in the first quarter of 2004, the venture launched commercial service in two markets: Richmond (British Columbia), and Cumberland (Ontario). A second phase, scheduled to start toward the middle of the year, involves further deployment.

        Earlier in the year, Inukshuk also launched the first commercial MCS services in Canada, in Yellowknife (Northwest Territories) and Iqaluit (Nunavut), along with SSI Micro and Nunanet Worldwide Communications.

        Wireless communications have become more and more attractive to an increasing number of people, to the point where we can take advantage of the emergence of a trend toward "cutting the cord" — an inspiring phenomenon for a company dedicated exclusively to the provision of wireless services such as Microcell!

Microcell Telecommumications Inc.    Annual Report    2003                                                                                  5

        Inukshuk's network and services will bring a new dimension to the wireless domain. With the added benefit of "nomadicity," it will compete with both cable and digital subscriber line (DSL) operators in offering high-speed Internet, IP-based voice and local networking services using new generation wireless technology.

        Once commercially available, we intend to offer high-speed MCS-type services to our customers in select locations, bundled with our Fido and City Fido offers.

Staying committed to our goal of achieving profitable growth

        The year 2003, no doubt, can be seen as the year of an important and beneficial transition for Microcell. Our greatest achievements, we believe, were to successfully complete our recapitalization, to reassume our place in the Canadian wireless market as a fully active competitor, and to meet our goal of resuming our growth in a profitable way. During that year, we also put in place new drivers for the creation of long-term shareholder value.

        After two full quarters of resumed growth and well received operating performance, financial markets have started to renew their support of Microcell, as reflected in the performance of the Company's share price since the beginning of 2004 and the two financing announcements we made at the beginning of the year. Indeed, in February, we first announced that we had received commitments for C$450 million in senior secured bank financing. This financing was successfully closed in March. The proceeds of the transaction have been used mainly to refinance our previous senior secured credit facilities, but will also provide us with greater financial flexibility by adding approximately C$80 million destined to fund capital expenditures and general corporate activities. Also in February, we announced a C$100 million equity rights offering, welcoming COM Canada LLC, a private holding company of Craig McCaw, as a new strategic investor in Microcell.

        Looking forward in 2004, we will continue to seek new opportunities to broaden the horizons of wireless communications in Canada. We will work toward expanding City Fido in other Canadian markets, while Inukshuk is expected to launch MCS services with its partners. But most importantly, we will do this while keeping the focus on our goal of conscientiously balancing growth against profitability.

Recognizing dedication and support

        If one more thing may be mentioned, while looking back at this extraordinary and memorable year, it is the remarkable spirit and support of those who contributed to the Company's success. During the recapitalization, as well as after, Microcell's employees deployed their inexhaustible energy and enthusiasm to ensure our successful comeback. We wish to acknowledge their resilience and team spirit, as well as their outstanding performance, their tireless pursuit of excellence and their passion for the customer.

        We would also like to thank our Board members for the strong and continued support they provided during this year of transition. Their true commitment to the Company's relaunch, their business vision and their openness enabled us to rise to our many challenges. This contribution was a key element in achieving our goals. With them, we look forward to another successful year in 2004.

André Tremblay
President and Chief Executive Officer

André Bureau
Chairman of the Board

6                                                                                 Microcell Telecommumications Inc.    Annual Report    2003

Review of Operations

Alain Rhéaume
        From an operations perspective, the year 2003 was composed of two distinct and very different phases. During the first four months of the year, as in the last part of 2002, we had voluntarily slowed down our commercial activities, while devoting our efforts to completing our recapitalization.The Company's foremost priority during that period was to preserve its liquidity. Therefore, no major investment was made to enlarge our customer base during those months. Instead, we used our resources to protect our existing assets, to maintain our high quality standards for network performance and customer service, and to plan our return to market at the end of the process.

        When the recapitalization process was concluded successfully on May 1, we immediately sprang into action and undertook a series of initiatives aimed at re-launching the Fido brand in the marketplace. A budget had been earmarked for this very purpose and, in the following weeks, we embarked on a country-wide tour to rejuvenate our sales channels, advertising spending returned to normal levels, and innovative product and service offers were launched to spark our growth.

        The market's response to these initiatives was prompt and positive. After three consecutive quarters of subscriber loss, we started recording net customer additions again in July and ended the third quarter with an additional 41,000 retail customers.

        This trend steadily improved as the year progressed. The upsurge in new Fido customers reached a record peak in the fourth quarter when we added over 100,000 Fido users on a net basis in that quarter alone. On December 31, 2003, we had 1,245,146 Fido customers, a 7% increase compared to the year before. This was achieved while improving our profitability, as we targeted those customer segments that held the best potential for revenue growth.

        Coming out of the recapitalization, we had two objectives: to re-establish our position as a leading player in the Canadian wireless industry, and to be a profitable company on an ongoing basis. Both objectives were achieved. While resuming our growth, we posted profits for three of the year's quarters, and our operating income before depreciation and amortization showed consistent progress throughout the period, ending the year at $86.6 million, thereby exceeding the upper range of our revised target for 2003.

Returning to growth on a proven business strategy

        Fido's successful comeback was based on a commercial plan designed to generate customer acquisition in selected market segments and increase average revenue per user (ARPU) through innovative PCS products.

        We inaugurated our return to more aggressive marketing initiatives with the launch of our Freeday promotion,which enabled customers to enjoy unlimited local calling on the weekday of their choice, plus an additional 250 minutes of airtime, all for $25 per month. In the early summer, we enhanced our prepaid offer with the addition of mobile Internet access, a service option that had been available only to our postpaid service customers until then. With that enhancement, Fido brought Internet access to all its customers who have a handset with General Packet Radio Service (GPRS) capabilities. A few weeks later, Fido was furthering the reach of GPRS by making it available in four overseas destinations — the U.K., Hong Kong, Germany and Switzerland — in addition to more than 6,000 U.S. cities.

        In July, we introduced an innovative price offering aimed at further facilitating access to our postpaid services. Thanks to our new Full Control packages, consumers who do not have a credit history — such as recent graduates and newcomers to Canada — first time wireless users or those who seek greater flexibility and control over their usage, can now benefit from the advantages of a monthly package while using a prepaid method of payment. Designed specifically for these customers, Full Control packages are offered at $20, $25 and $30 per month.

        By operating a single technology across a national network built principally around large urban centres, Microcell can maintain a lower cost structure, which allows for the provision of a wireless alternative to traditional wireline service at a competitive price. Competitors' different network configurations and heavier cost structures make it difficult for them to offer a similar service at a competitive price.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  7

        In August, we helped expand the Fido community with the launch of Fido to Fido, an original service that offers unlimited local calls, text messages and chatting between Fido customers, in addition to 100 weekday and 1,000 evening and weekend minutes, billed by the second. The package was offered at $25 per month to both new and existing customers. Fido to Fido unlimited local calls, text messages and chatting could also be added as an option to any existing package for an additional $10 per month.

        Throughout the year, and particularly after the recapitalization, we enriched our offering of handsets and devices, while gearing our portfolio to create a correlation with our targeted customers. In fact, 2003 was the year in which we introduced the largest number of new handsets in our history, including a selection of feature-rich, data-capable devices. Among them were the Sony Ericsson P800, an all-in-one wireless phone, personal digital assistant, and camera, and the award-winning hiptop® device from Danger, Inc., which is exclusive to Fido in Canada and combines all the functions of a wireless phone with Internet access, embedded e-mail, AOL Instant Messenger™, and optional camera capabilities.

        In the area of text messaging, we further enhanced wireless capability for our customers through an agreement with AOL Canada. The alliance brought AOL Instant Messenger and ICQ® to the Fido network. These services enable Fido users to send and receive instant messages in real time,and reach contacts wherever they are, be it on their wireless handset, or their home or office computer.

"Thinking outside the box"

        In September, we innovated on the wholesale side of our PCS business by bringing to market a co-branding initiative with Sprint Canada. Both a market breakthrough and another first for Microcell, the Sprint-Fido service bundle offers consumers all-in-one home phone and wireless services at competitive rates, with one point of customer contact and one monthly bill. Our agreement with Sprint Canada was particularly attractive in that it provided us with a cost-effective way of increasing the visibility and penetration of the Fido brand in market segments where it was under-represented, such as the established families segment.

        But Microcell's most far-reaching implementation of 2003 came in the fourth quarter when we unleashed our City Fido service in Vancouver and the Lower Mainland of British Columbia in October. Welcomed as the first true landline replacement solution in Canada, City Fido was an immediate and resounding success.Within the first three weeks,it attracted the number of subscribers we had expected to achieve for the entire quarter. By the end of 2003, we already had 72,000 City Fido subscribers,quite an impressive result for just under three months.

        City Fido is a particularly interesting service concept for Microcell due to the Company's uniquely designed network and systems. By operating a single technology across a national network built principally around large urban centres, Microcell can maintain a lower cost structure, which allows for the provision of a wireless alternative to traditional wireline service at a competitive price. Competitors' different network configurations and heavier cost structures make it difficult for them to offer a similar service at a competitive price.Therefore, we believe that City Fido gives us a definite competitive advantage. Based on the success achieved in Vancouver, we intend to expand the service to other Canadian markets starting in the near future.

Contributing to the promotion of new wireless applications

        In 2003, Microcell participated in several industry-wide initiatives. The most visible of these was the establishment of "short codes." Short codes are five- or six-digit numbers to which users of wireless handsets can send text messages, regardless of their mobile service provider. The technology was created to allow for participation in various forms of automated applications such as voting and mobile marketing. The participation rate of Fido customers in short code initiatives was quite enthusiastic. For instance, during the television phenomenon Canadian Idol, approximately 25% of the votes cast by wireless phones came from Fido users, even though Microcell customers accounted for about 9% of the market — another indication that our target market and customer base are savvy about, and amenable to, wireless innovation.

        In August, Microcell also joined Canada's three other national wireless carriers in announcing an agreement to establish common standards for roaming and interoperability among Wi-Fi® "hotspots." The objective of this agreement,which constitutes a first in North America, is to provide Canadian wireless users with simple and convenient access to public Wi-Fi hotspots, while continuing to compete with each other. Still in the nascent stage, Wi-Fi hotspots are public locations in which mobile device users can access the Internet, e-mail and corporate networks wirelessly. Carriers aim to provide these services in 2004.

        In 2003, we again brought innovation to wireless in both the way we offer it, and the cost-effective way we deliver it. As for Fido's initiatives, they re-asserted Microcell's role as the high-impact advocate of wireless in Canada.

8                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Gearing toward 2004

        As we look to the year ahead, we see progress coming from a solid base of accomplishments. In 2003, we again brought innovation to wireless in both the way we offer it, and the cost-effective way we deliver it. As for Fido's initiatives (Freeday, Fido to Fido, prepaid service enhancements, Full Control packages and City Fido), they re-asserted Microcell's role as the high-impact advocate of wireless in Canada. All these initiatives positively impacted our overall operational performance. In particular, we substantially improved our churn during the first three quarters of the year and, in spite of particularly strong competitive activity in the fourth quarter,we met our revised target for the year. We also rebalanced our postpaid-prepaid customer additions in favour of postpaid, a situation that should have a positive impact on revenue growth in the long term.

        In 2004, we intend to continue being aggressive in terms of market appeal and penetration, and to plan for the introduction of City Fido in other markets. We will do so in a prudent manner, applying the learnings from our experience in Vancouver, and in accordance with the ability of our operations and financial base to absorb the demand. At the same time, we should continue to be in the mainstream of offering new products such as MMS, the multimedia service that includes wirelessly transmitted video. Moreover, Fido expects to integrate Inukshuk's offering into its range of services and bundle it with its PCS line of services going forward.

        A pivotal phase was completed in 2003.We have emerged from our recapitalization with a solid operational base and returned to our historical levels of growth in the market. We are confident that the Company's results in the year ahead will continue to respond positively to the strategic direction we have chosen.

Alain Rhéaume
President and Chief Operating Officer

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  9

Management's Discussion and Analysis of
Financial Condition and Results of Operations

March 18, 2004

Forward-looking statements

        This management's discussion and analysis contains "forward-looking"statements, within the meaning of the securities laws, which are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe", "intend", "may", "will", "expect", "estimate", "anticipate", "continue","consider", or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. You should evaluate any statements in light of these important factors.
Jacques Leduc

Basis of presentation and financial reorganization

        The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. ("Microcell") and its subsidiaries as at December 31, 2003 and results of operations for years ended December 31, 2003, 2002 and 2001. You should read it in conjunction with our Consolidated Financial Statements as of and for the twelve-month period ended December 31, 2003. Such Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP") and have been reconciled with U.S. GAAP in Note 18 to the audited Consolidated Financial Statements as at December 31, 2003. All amounts are in Canadian dollars except otherwise indicated.

        On May 1, 2003, the predecessor company of Microcell ("Old Microcell"), and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies' Creditors Arrangement Act ("CCAA") and Canada Business Corporations Act ("CBCA"). The terms of Old Microcell's restructuring plan are set out in Old Microcell's plan of reorganization and of compromise and arrangement (the "Plan"), a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 (the "Circular") filed on SEDAR on February 19, 2003 and on EDGAR with the U.S. Securities and Exchange Commission ("SEC") on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell became a holding company for Old Microcell and for its previous subsidiaries which amalgamated together to form Microcell Solutions Inc. ("Solutions") and Inukshuk Internet Inc. ("Inukshuk"). Our Board of Directors was replaced by a new Board of Directors and our long-term debt obligations decreased by approximately $1.6 billion. On December 31, 2003, Old Microcell was liquidated into Microcell.

        Under the terms of the Plan, we issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares (the "Class A Shares"), new Class B Non-Voting Shares (the "Class B Shares") and warrants. Two series of warrants (collectively the "Warrants") were issued pursuant to the Plan: (i) two-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $19.91 per share (the "Warrants 2005"); and (ii) 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $20.69 per share (the "Warrants 2008"). For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

        Effective May 1, 2003, we have accounted for our financial reorganization by using the principles of fresh start accounting. In accordance with fresh start accounting rules, all our assets and liabilities were revalued at estimated fair values and our deficit was eliminated. We determined that our enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value.

        Comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers should remember that prior period results of operations do not reflect the effects of the Plan and the application of fresh start accounting. The December 31, 2003 financial results comprise eight months post-reorganization and four months pre-reorganization.

10                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        We may continue to experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

        As at December 31, 2003, we conducted our wireless communications business through two wholly-owned subsidiaries, which were: Solutions and Inukshuk. Up to May 1, 2003, we conducted our wireless communications business through five wholly-owned subsidiaries, which were: Microcell Capital II Inc., Microcell Connexions Inc., Microcell Labs Inc., Microcell Solutions Inc., and Inukshuk Internet Inc.

        Up to December 31, 2002, we carried out our operations through three strategic business segments: PCS, wireless Internet and investments. As a result of the restructuring process, the Company realigned its cash flows to concentrate on the PCS activities. Consequently, the Company has determined that it operates in one segment since January 1, 2003, as the wireless Internet and investments operations were no longer significant.

Critical accounting policies and estimates

        The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies and estimates used in the preparation of our financial statements include the following:

Revenue recognition

        Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. City Fido's activation fees are deferred and recognized as revenue over the estimated life of a subscriber. Sales of products such as handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to retailers, the revenue for airtime is measured at the amount paid by the subscriber and is recorded when services are provided to the subscriber. Commissions paid on prepaid airtime vouchers to third-party retailers are classified within cost of products and cost of services.

Allowance for doubtful accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from our inability to collect balances due from our customers. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different than that expected.

Property, plant and equipment

        Our property, plant and equipment is recorded at cost (except for the opening balance as at May 1, 2003, which was determined under the rules of fresh start accounting). The Personal Communications Services ("PCS") network includes direct costs such as equipment, materials, labor, engineering, site development, interest incurred during the network buildout, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service.

Intangible assets

        Our intangible assets consist of our PCS license (the "PCS License") issued by the Minister of Industry ("Industry Canada"), our Fido brand name and our customer list. The customer list is amortized over 30 months. The PCS License and the Fido brand name were determined to have an indefinite useful life and are not being amortized. We have determined that our Fido brand name has an indefinite life because there are no legal, regulatory, contractual or other factors that limit the useful life of the brand name, we consider the brand name to be effective in the marketplace and we anticipate generating sales and cash flows under this brand name for an indefinite period of time.

        Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada's discretion. Revocation is rare and licenses have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. We intend to renew the PCS license indefinitely, and expect to be able to do so. The technology used in wireless telecommunications is not expected to be replaced by another technology in the foreseeable future. In December of 2003, Industry Canada issued its Spectrum Licensing Policy for Cellular and Incumbent Personal Communications Services, in which it announced the results of its review of the PCS terms, fees and conditions, as well as its intention to renew our PCS License up to March 31, 2011. Industry Canada also announced its intention to renew the PCS License every 10 years instead of every 5 years. Therefore, we anticipate generating sales and cash flows under our PCS License for an indefinite period of time and as a result, has classified the PCS License under this basis.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  11

Impairment of long-lived assets

        When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and intangible assets subject to amortization, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in our statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

        Intangible assets that are not subject to amortization are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

        Impairment charge, if any, is presented within depreciation and amortization expense of the related long-lived assets in the statement of income (loss).

Derivative instruments

        Derivative financial instruments are accounted for at fair value with changes in fair value affecting income unless designated as effective hedges in which case the gains (losses) on these instruments are recognized in the income statement when the hedged item affects earnings. As at December 31, 2003, we have not designated our financial instruments as hedges.

Accounting developments

        The Canadian Institute of Chartered Accountants ("CICA") recently amended Section 3870, Stock-based compensation and other stock-based payments, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, we chose to apply this new standard retroactively, without restatement, beginning January 1, 2004, for all options granted under the new stock option plan since May 1, 2003. Consequently, our opening deficit as at January 1, 2004 will be adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

        The CICA also modified Section 3860, Financial instruments — disclosure and presentation. This section has been amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares when the instrument that embodies the obligations does not establish an ownership relationship. The new standard is effective for fiscal years beginning on or after November 1, 2004. Initial application should be recognized on a retroactive basis and disclosed as an accounting policy change. As a result, the Company assesses that its Preferred Shares having an accretion value of $296.9 million and $284.5 million as at December 31, 2003 and May 1, 2003 respectively, which are classified as equity instruments under current rules, would have to be reclassified as liabilities. The accreted of their redemption price of $17.1 million during the eight-month period ended December 31, 2003 presented as an adjustment to the retained earnings (deficit) would have to be presented as an interest expenses in the determination of the net income (loss). There would be no impact on the net loss attributable to Class A and B Shares and on the earnings per share.

Company overview

        We are a provider of wireless telecommunications services in Canada. We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a Global System for Mobile communications ("GSM") network across Canada and market our PCS and General Packet Radio Service ("GPRS") under the Fido brand name. Moreover, we are the only wireless Competitive Local Exchange Carrier ("CLEC") in Canada, which provides us with the ability to transfer telephone numbers from the incumbent local service providers to our wireless PCS service. PCS consists of wireless telecommunications services that use advanced and secure digital technology. We provide retail PCS to end-users under the PCS License, which was renewed for a second five-year term commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including us, will be extended to March 31, 2011. The terms and conditions for the renewal of the PCS License are briefly described in note 15 of our audited Consolidated Financial Statements for the year ended December 31, 2003. In addition to offering access to our PCS network to third-party telecommunications providers on a wholesale basis, we provide data and other wireless Internet services to our end-users based on the GPRS technology. Our wholly-owned subsidiary, Inukshuk, was awarded MCS licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range (the "MCS Licenses"). In November 2003, Inukshuk entered into a new venture with two partners to build a MCS network to offer high-speed Internet, IP-based voice and local networking services using broadband wireless access technology. As at December 31, 2003, the activities of this venture were at their early stage only and were not significant.

12                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        As at December 31, 2003, we offered PCS in most Census Metropolitan Areas ("CMA") in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which effectively increase our service area to 94% of the total Canadian population. In addition, we have initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 States. We also have operational roaming agreements with 281 international GSM operators in 148 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

2004 Corporate developments

        We announced on February 27, 2004 that we will distribute to the holders of our Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Non-Voting Shares for net proceeds to Microcell of approximately $97 million. Each five rights will entitle the holder thereof to purchase one Class B Non-Voting Share at a subscription price of $22 per share.

        In connection with the rights offering, we have entered into a Standby Purchase Agreement dated as of February 26, 2004 with COM Canada, LLC (the Standby Purchaser) pursuant to which it has agreed to purchase, at the rights subscription price, all Class B Non-Voting Shares not otherwise purchased pursuant to the rights offering ("Standby Shares"). In addition, to the extent the Standby Purchaser purchases less than $50 million of Standby Shares, the Standby Purchaser will purchase, at the subscription price, additional Class B Non-Voting Shares having an aggregate subscription price equal to the deficiency ("Basic Shares"). On the same date, we will also issue to the Standby Purchaser warrants, each of which may be exercised in accordance with its terms and at an exercise price of $22 for one (1) Class B Non-Voting Share, subject to adjustments, in the event of certain future dilutive events. A number of warrants equal to the number of Basic Shares will be issued to the Standby Purchaser in connection with the Standby Purchaser's commitment to acquire the Basic Shares. Additionally, a number of warrants equal to the greater of (A) the sum of (i) the number of Standby Shares, and (ii) 1,704,545 Class B Non-Voting Shares, or (B) the number of Standby Shares multiplied by 1.75, will be issued to the Standby Purchaser in connection with the Standby Purchaser's commitment to acquire the Standby Shares. In total, a maximum of 7,909,363 warrants may be issued pursuant to the Standby Purchase Agreement.

        In addition, we announced on March 17, 2004 the successful closing of a new senior secured bank financing in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, from a syndicate of lenders led by J.P. Morgan Securities Inc. and Credit Suisse First Boston. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of approximately $334 million. The new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

        The new facilities consist of an undrawn six-year C$50 million first lien revolving credit facility, a seven-year C$200 million first lien term loan, and a seven-and-a-half-year C$200 million second lien term loan. Both term loans are denominated in U.S. dollars, while the revolving credit facility is denominated in Canadian dollars. We have the right to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

2003 Corporate developments

  •
  During the first half of the year, we self-imposed a growth slowdown in order to preserve cash as we focused on completing our financial reorganization. On May 1, 2003, we successfully emerged from this process;

  •
  We launched Canada's first home and mobile service in the Greater Vancouver area under the name City Fido™. This service, which is positioned as an alternative to traditional wireline telephone service, includes unlimited local calling throughout the entire lower mainland of British Columbia, which covers a larger local calling area than that of the incumbent telephone company. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing. Microcell is the first and currently the only wireless company in Canada to offer local number portability;

  •
  During the year, we introduced 11 new handsets, bringing the total number of wireless devices offered to 16 as at the end of 2003;

  •
  We launched mobile Internet services for prepaid customers;

  •
  We introduced a new airtime package that offers unlimited local calls, text messages and chatting between Fido customers;

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  13

  •
  We launched international GPRS roaming with seven GSM operators covering four countries, including the United States, for Fido customers who want to access fast mobile Internet services while traveling abroad. Subsequent to the end of the year, this number has grown to 46 carriers in 31 countries;

  •
  With AOL Canada Inc., we commercially introduced AOL Instant Messenger™ (AIM™) and ICQ® (I Seek You) services on the Fido wireless network, allowing Fido customers to chat with friends and contacts around the world using AIM and ICQ services on their wireless handset or Personal Digital Assistant;

  •
  Pursuant to an agreement between Microcell and Sprint Canada Inc. ("Sprint"), Sprint offers a residential wireline-long distance-wireless bundled service that combines Sprint Canada's home phone service with Microcell's Fido brand wireless service;

  •
  We launched a brand new on-line store for our customers. This new element in our integrated distribution strategy ensures optimal diversification of our channels and better access to our products;

  •
  Inukshuk announced the creation of a new venture with Allstream Inc. and NR Communications, LLC. The new company plans to build an MCS network to offer high-speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which will operate as an independent entity. Inukshuk will contribute the use of 60 MHz of its MCS Licenses. The first commercial service launch is planned for early 2004. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions;

  •
  We implemented a handset replacement and upgrade program through a telemarketing and direct mail campaign targeted at our high-value subscribers.

Non-GAAP measures

        The following are not measures or indicators that are governed or defined by Canadian GAAP. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the Company's performance as well as our success in acquiring, retaining and servicing customers. In addition, we are committed to respect certain covenants under our credit agreements, which include certain of these measures. For instance, we are committed to maintain, on a quarterly basis, a certain level of OIBDA at each reporting date. As of December 31, 2003, this amount was $60 million. Our credit agreement refers to EBITDA which is essentially similar to OIBDA. The non-GAAP measure OIBDA is defined below.

        All of these terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measures of performance under Canadian GAAP:

  •
  Cancellation of service ("churn"), is expressed on a percentage basis for a given period and is calculated as the number of deactivated subscribers divided by the average number of subscribers during such period;

  •
  Postpaid average revenue per user ("ARPU") for a given period is calculated as the postpaid service revenues plus the roaming-in revenues, both included in the service revenues line of the financial statements for the period, plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period;

  •
  Prepaid ARPU for a given period is calculated as the prepaid service revenues included in the service revenues line of the financial statements for the period plus the effect of promotions and plus or minus any retroactive adjustments accounted for the period, divided by the average number of prepaid subscribers during such period;

  •
  Blended ARPU for a given period is calculated as the postpaid revenues plus the prepaid revenues plus the roaming-in revenues included in the service revenues line of the financial statements for the period, plus the effect of promotions and the deferred revenue adjustment, and plus or minus any retroactive adjustments accounted for in the current period, divided by the average number of postpaid and prepaid subscribers during such period;

  •
  The cost of acquisition ("COA") of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements (excluding non-retail sales and retention sales) minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, and plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after sales service expenses;

14                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

  •
  Operating income before depreciation and amortization ("OIBDA"), is defined as operating income (loss) as presented in our consolidated statement of net income (loss), excluding the depreciation and the amortization;

  •
  OIBDA margin is defined as OIBDA divided by total revenues.

Selected annual information

	Post-reorganization	Pre-reorganization			Pre-reorganization
(In millions of Canadian dollars, unless otherwise indicated)	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Twelve months ended December 31, 2003 $		Twelve months ended December 31, 2002 $	Twelve months ended December 31, 2001 $
Revenues	393,093	177,694	570,787		591,062	541,490
Operating income (loss)	1,250	(20,832)	(19,582)		(382,297)	(193,019)
OIBDA(1)	48,021	38,556	86,577		83,518	(15,029)
Income (loss) before income taxes	5,546	47,313	52,859		(642,396)	(500,207)
Net income (loss)	4,959	45,517	50,476		(570,501)	(498,485)
Net ncome (loss) applicable to Class A and Class B Shares	(12,146)	n/a	n/a		n/a	n/a
Basic and diluted earnings (loss) per share (in dollars)	(3.22)	0.19	n/a		(2.37)	(4.56)
Capital expenditures	67,318	5,500	72,818		124,683	277,395
Total assets (end of period)	808,706	902,614	808,706		912,854	1,395,259
Long-term debt (end of period)	315,164	1,913,615	315,164		2,032,678	1,887,048
Cash dividends declared	nil	nil	nil		nil	nil

Other data:
ARPU (in dollars)
Postpaid	61.86	58.16	60.63		59.12	60.56
Prepaid	19.61	18.78	19.32	(3)	18.64 (3)	21.02
Blended(1)	39.04 (3)	36.88 (3)	38.32	(3)	39.73 (3)	41.14
COA (in dollars)(2)	244	291	255		287	325
Churn rate	3.1%	3.3%	3.2%		3.4% (5)	2.6%

Net retail subscriber additions
Postpaid	84,304	(37,186)	47,118		(92,636)	169,880
Prepaid	49,575	(16,068)	33,507		137,947	116,803

Total	133,879	(53,254)	80,625		45,311	286,683

Total retail subscribers, end of period
Postpaid	592,180	507,876	592,180		545,062	637,698
Prepaid	652,966	603,391	652,966		619,459	571,512

Total	1,245,146	1,111,267	1,245,146		1,164,521	1,209,210

(1)
Reconciliation of OIBDA and blended ARPU

(In thousands of Canadian dollars, unless otherwise indicated)	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Twelve months ended December 31, 2003 $	Twelve months ended December 31, 2002 $	Twelve months ended December 31, 2001 $
Operating income (loss)	1,250	(20,832)	(19,582)	(382,297)	(193,019)
Depreciation and amortization	46,771	59,388	106,159	465,815	177,990

OIBDA	48,021	38,556	86,577	83,518	(15,029)

Service revenues for the period	357,483	170,196	527,679	566,706	509,082
Average number of subscribers (in thousands)(4)	9,076	4,546	13,622	14,277	12,391

Average monthly service revenue per user (in dollars)	39.39	37.43	38.74	39.69	41.08
Net impact of promotions, non-retail revenues and other	(0.35)	(0.55)	(0.42)	0.04	0.06

Blended ARPU	39.04	36.88	38.32	39.73	41.14

(2)
Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

(3)
Calculation excludes 50,000 inactive prepaid service customers.

(4)
The average number of subscribers for the period is equal to the sum of the average postpaid subscribers for each month covered by the period.

(5)
Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002 following the termination of a customer retention program.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  15

Results of operations

        Year ended December 31, 2003 compared with year ended December 31, 2002. As a result of "fresh start" accounting, certain financial and operating results have also been presented on a pre- and post-reorganization basis, where appropriate.

        Our operating and financial results for the periods described herein are not necessarily indicative of our future operating results given the context in which we operated during the first four months of 2003. With respect to the presentation of our 2003 results, the eight-month period ended December 31, 2003 represents our post-reorganization results, while the four-month period ended April 30, 2003 represents our pre-reorganization results.

        In 2003, gross activations were 529,466, compared with 548,079 in 2002. The decrease in yearly gross activations can be attributed primarily to our self-imposed growth slowdown throughout most of the first half of 2003. During this time we limited our advertising, as well as the introduction of new sales initiatives, handsets and services in order to preserve cash both as a contingency to any delay in the completion of our financial restructuring process and to prepare for the re-launch of our post-restructuring marketing program. Although the restructuring process effectively ended on May 1, 2003, subscriber growth resumed gradually because of the time required for our new promotional campaigns, sales channel re-stimulation, and other marketing tactics to take effect. The result of these efforts began to materialize in the third quarter of 2003. Consequently, we activated over 68% of our total new gross retail customers for the year in the second half of 2003. Postpaid subscriber additions represented 250,531, or 47%, of our total gross activations for 2003, up slightly from 248,209, or 45%, in 2002, while prepaid accounted for the residual 278,935, or 53%, gross customer additions, compared with 299,870, or 55% of the total, for the previous year. This postpaid-to-prepaid split of new gross activations for 2003 exceeded our objective of approximately 45% postpaid and 55% prepaid.

        Our blended monthly churn rate improved to 3.2% for 2003 from 3.4% in the previous year, and was the result of lower postpaid churn. Postpaid churn was 2.3% in 2003 compared with 3.0% in 2002. The significant improvement to our postpaid churn rate was brought about by a reduction in the number of Company-initiated deactivations for non-payment. The relatively lower number of Company-initiated deactivations for non-payment in 2003 resulted mainly from the termination of certain programs and policies,in particular,a special plan that had been devised to provide customers with low credit ratings access to a postpaid plan. In addition, the improvement to postpaid churn resulted from the positive effects of certain customer lifecycle initiatives. Among these lifecycle management initiatives is a "Welcome Program" for all our new customers to help familiarize them with all aspects of our wireless service (such as billing and handset functionality), and a handset upgrade and replacement program for our high-value postpaid customers. Although our prepaid churn rate remained unchanged at 3.8% for 2003, this rate was notably higher in the first half of the year at 4.2%, compared with 3.5% for the last two quarters of 2003. The higher prepaid churn in the first six months of 2003 was due mainly to seasonal factors arising from customers who received phones as gifts during the holiday season, but who subsequently abandoned their service voluntarily or failed to purchase additional airtime, which resulted in their accounts being deactivated. Prepaid churn for the first two quarters was also higher due to increased deactivation among occasional, security-type users, brought about by certain changes to our pricing late in the third quarter of 2002 that shortened the expiry period and increased the price per minute on certain airtime vouchers, and to a higher level of prepaid account inactivity. We pursued several programs during the second half of 2003 to address account inactivity, which included an initiative to educate customers about the basic business rules of our prepaid service.

        For 2003, despite a decrease in the number of new gross activations, we acquired 80,625 new net retail customers (consisting of 47,118 post-paid and 33,507 prepaid subscribers), compared with 45,311 for 2002 (composed of the loss of 92,636 postpaid subscribers and the addition of 137,947 new prepaid customers), due primarily to a substantially lower postpaid churn rate. Accordingly, as at December 31, 2003, we provided wireless service to 1,245,146 retail PCS customers, 592,180 of which were postpaid and 652,966 prepaid, compared with a retail customer base of 1,164,521 at the end of 2002 consisting of 545,062 postpaid subscribers and 619,459 prepaid customers. In addition, as at December 31, 2003, we provided PCS network access to 33,042 wholesale subscribers, compared with 22,712 at the end of the third quarter of 2003 and 20,845 at the end of 2002. The increases were due mainly to Sprint Canada's new combined home, long distance and Fido wireless bundled service offering introduced commercially on September 10, 2003.

16                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Quarterly data

	Pre-reorganization		Post-reorganization
	Q1	Q2		Q3	Q4
Year ended December 31, 2003	$	April $	May & June $	$	$
	(In millions of Canadian dollars, except for per-share data) (unaudited)
Revenues	133.5	44.2	95.5	146.2	151.4
Net income (loss) applicable to Class A and Class B Shares	35.3	10.3	10.7	(5.1)	(17.8)
Basic earnings (loss) per share	0.15	0.04	2.92	(1.35)	(4.42)
Diluted earnings (loss) per share	0.15	0.04	0.66	(1.35)	(4.42)

	Pre-reorganization
Year ended December 31, 2002	Q1 $	Q2 $	Q3 $	Q4 $
	(unaudited)
Revenues	140.1	145.7	154.5	150.8
Net loss	(95.3)	(199.2)	(152.3)	(123.7)
Basic and diluted loss per share	(0.40)	(0.83)	(0.63)	(0.51)

Revenues	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Twelve month ended December 31, 2003 $	Twelve month ended December 31, 2002 $
	(In millions of Canadian dollars)
Services	357.5	170.2	527.7	566.7
Equipment sales	35.6	7.5	43.1	24.4

Revenues	393.1	177.7	570.8	591.1

        Our revenues consist primarily of retail PCS subscriber service revenues,which are generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales.

        Service revenues for the year ended December 31, 2003 decreased to $527.7 million from $566.7 million for 2002. The decrease was composed of a $53.7 million decrease in postpaid revenues brought about by a lower average number of subscribers in our postpaid customer base (particularly during the first nine months of 2003), compared with the prior year, despite comparatively higher postpaid ARPU, and a $1.1 million reduction in roaming revenues, resulting primarily from reduced international travel. This was offset partially by a $15.5 million increase in prepaid revenues generated by both a higher average volume of prepaid customers and a higher prepaid ARPU, as well as by a $0.3 million year-over-year improvement in wholesale revenues.

        Despite a lower number of handsets sold due to fewer new gross activations, equipment sales almost doubled in 2003 to $43.1 million from $24.4 million in 2002.The increase was mainly the result of higher handset prices in the first three quarters of 2003 and a reduced volume of retention and satisfaction discounts.

        Postpaid ARPU improved 3% in 2003 to $60.63 from $59.12 in 2002. The increase was attributable primarily to higher roaming revenues per user, greater long-distance usage per user, and increased value-added service and data-related revenues per user, offset slightly by a reduction in extra airtime revenue per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers was higher at 372 minutes for the year, compared with 361 minutes for 2002, due mainly to the proliferation of price plan packages offering bigger minute buckets particularly during off-peak periods. Our prepaid ARPU also increased in 2003 to $19.32 from $18.64 in 2002. The improvement was due primarily to higher expired airtime due to shorter validity periods on certain prepaid airtime cards, a larger number of text messages sent by our customers, and higher revenues per user from increased usage of value-added services, such as pay-per-use voice mail and caller ID. Airtime usage by our prepaid customers averaged 62 minutes per month in 2003, compared with 57 minutes per month in 2002. Although both postpaid and prepaid ARPU increased individually year-over-year, on a blended basis, our combined postpaid and prepaid ARPU for the year ended December 31, 2003 was $38.32, compared with $39.73 for 2002. The decrease was due to the proportionately higher number of prepaid customers in our retail customer base particularly during the first three quarters of 2003 relative to one year earlier.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  17

        Our Fido postpaid and prepaid customers sent approximately 58.9 million text messages in 2003, representing an increase of 39% compared with the previous year. The higher number was due primarily to a number of initiatives launched in 2003, including inter-carrier short-code and text messaging capabilities, our partnership with AOL to provide our Fido customers with instant messaging services through AIM and ICQ, the bundling of PCS voice and text messaging services into a single monthly service package, and, on the GPRS side, our launch of mobile Internet for prepaid. Moreover, most of our newest wireless devices are data-capable with features such as enhanced text messaging and mobile chat, which we believe appeals largely to the youth and young adults — two key market segments for data.

Costs and operating expenses

	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Twelve months ended December 31, 2003 $	Twelve months ended December 31, 2002 $
	(In millions of Canadian dollars)
Cost of services	123.0	59.1	182.1	187.0
Cost of products	93.6	23.4	117.0	102.1
Selling and marketing	73.2	24.6	97.8	104.0
General and administrative	55.3	32.0	87.3	106.9
Restructuring charges	—	—	—	7.5
Depreciation and amortization	46.8	59.4	106.2	465.8

Costs and operating expenses	391.9	198.5	590.4	973.3

        During the first half of 2003, we closely tracked expenses in order to preserve liquidity and grow operating income, while we worked on completing our financial reorganization. Following the successful completion of this reorganization on May 1, 2003, cash management and profitability continued to be a priority for us, despite increased costs associated with the launch of our post-restructuring marketing program and a resumption of subscriber acquisition. Costs and operating expenses (excluding restructuring charges, depreciation and amortization) for the year ended December 31, 2003 decreased by 3% to $484.2 million from $500.0 million in 2002. The improvement was realized mainly from decreased general and administrative expenses ("G&A"), lower cost of services and reduced selling and marketing expenses, offset partially by an increase in the cost of products.

        Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. We decreased cost of services by 3% in 2003 to $182.1 million from $187.0 million in 2002. The $4.9 million improvement was composed of: $1.3 million in network operating cost savings that resulted primarily from reduced interconnection, long distance and maintenance costs; a $2.2 million decrease in customer care, training and billing expenses, due mainly to a reduced volume of calls at our call center and a lower subscriber base for most of the year; and a $1.4 million reduction in the contribution revenue charges paid to the Canadian Radio-Television and Telecommunications Commission ("CRTC") because of lower service revenues and a lower contribution rate. During the fourth quarter of 2003, the CRTC finalized the 2003 contribution rate at 1.1% of eligible revenues, retroactive to January 1, 2003, which compared favorably to the rate of 1.3% for 2002.

        Our cost of products for 2003 was $117.0 million, up $14.9 million from $102.1 million for 2002. The cost of products for 2002 was affected positively by the reversal of a $13.8 million handset subsidy tax provision during the second quarter of 2002. Excluding this one-time event, the cost of products was only $1.1 million higher year-over-year. This increase was attributable primarily to higher per-unit handset costs due to a higher-cost mix of handsets sold, resulting in an incremental expense of $7.2 million; higher obsolescence and increased inventory devaluation of $0.7 million; and a slight $0.4 million increase in the cost of producing prepaid vouchers. These cost increases were offset partially by a reduced volume of handsets and accessories sold, due to a lower number of new gross activations, which resulted in direct savings of $7.2 million.

        Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Despite increased spending on new advertising campaigns and promotional incentives during the second half of 2003 in order to re-establish our market presence and improve our competitiveness, as well as higher costs associated with customer retention programs, our selling and marketing expenses for 2003 decreased 6% to $97.8 million from $104.0 million for 2002. The lower costs reflected a decrease in retail partner compensation as a result of fewer new gross customer activations, a reduction in promotional discounts and advertising expenses during the financial restructuring process, and lower salaries and benefits due to a reduced direct sales force.

18                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        Our COA in 2003 decreased 11% to $255 per gross addition, compared with $287 per gross addition in 2002, despite both a lower number of new gross additions and a higher proportion of postpaid activations. The improvement can be explained mainly by reduced spending on advertising and promotions, higher handset prices and lower channel compensation during our financial restructuring process.

        G&A consist of employee compensation and benefits, client services, bad debt and various other expenses. G&A expenses were $87.3 million for 2003, compared with $106.9 million one year earlier. The improvement of $19.6 million was due primarily to lower bad debt expense stemming from the relatively higher credit worthiness of our customer base in 2003, and to reduced salaries and benefits as a result of a decrease in the average number of full-time equivalent employees during the year.

        Due to the realignment of our equity interest and capital structure under our recapitalization plan, we were required to perform as at May 1, 2003 a comprehensive revaluation of our balance sheet referred to as "fresh start accounting", which included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $106.2 million for the year ended December 31, 2003 from $242.4 million in 2002 (excluding an impairment charge of $223.4 million).

        Our operating loss for the four-month pre-reorganization period ended April 30, 2003 was $20.8 million.This, when combined with operating income of $1.2 million for the eight-month post-reorganization period ended December 31, 2003, resulted in a total operating loss of $19.6 million for 2003, compared with $382.3 million for 2002. The decrease in operating loss, year-over-year, was mainly due to a decrease in depreciation and amortization expense of $359.6 million due to the reduction in property, plant and equipment as a result of fresh start accounting ($136.2 million) and to an impairment charge ($223.4 million) recognized in 2002 in order to write down the value of our MCS Licenses to nil. An impairment test was required due to the uncertain likelihood, at that time, of finding potential business partners to secure financing for our MCS project to be carried out by Inukshuk. Subsequent to this event,in November 2003,we announced the creation of a new venture with Allstream Inc. and NR Communications, LLC to build an MCS network using wireless access technology. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions.

        OIBDA for the four-month pre-reorganization period ended April 30, 2003 was $38.6 million.This, when combined with OIBDA of $48.0 million for the eight-month post-reorganization period ended December 31, 2003, resulted in OIBDA of $86.6 million for 2003, compared with $83.5 million for 2002. The increase was brought about by a $23.3 million improvement in total operating costs and expenses before depreciation and amortization, offset partially by a $20.3 million decline in total revenues. While slower customer growth, and therefore lower selling and marketing expenses, can explain part of the reduction in costs, the decline was also related to improved operating cost efficiencies and restructuring charges of $7.5 million recorded in 2002 which related primarily to severance payments made to approximately 350 employees to adjust our workforce to the requirements of our 2002-2003 operating plan. As a result of strict financial discipline, particularly during the financial restructuring process, we maintained OIBDA as a percentage of total revenues stable at 15%, year-over-year.

Other

	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Twelve months ended December 31, 2003 $	Twelve months ended December 31, 2002 $
	(in millions of Canadian dollars)
Net interest expense and financing charges	(12.2)	(68.7)	(80.9)	(221.4)
Foreign exchange gain	13.9	136.6	150.5	0.9
Gain on financial instruments	—	—	—	6.6
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	—	—	(16.9)
Gain (loss) in value of investments, marketable securities and other assets	2.6	0.3	2.9	(16.1)
Share of net loss in investees	—	—	—	(13.2)
Income tax benefit (provision)	(0.6)	(1.8)	(2.4)	71.9
Net income (loss)	5.0	45.5	50.5	(570.5)
Net loss applicable to Class A and Class B Shares	(12.1)	n/a	n/a	n/a

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  19

        For 2003, interest expense and financing charges (net of interest income) were $80.9 million, compared with $221.4 million for 2002. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending financial reorganization. Interest expense for the first four months of 2003 consisted primarily of accreted and accrued interest on approximately $2.0 billion of secured and unsecured debt, while interest expense for the last eight months of 2003 consisted of interest charges on the Company's post-recapitalization $350 million face amount of bank debt. Cash interest of $12.7 million and debt principal repayments of $7.3 million were paid during 2003.

        For 2003, we recorded a foreign exchange gain of $150.5 million, compared with a gain of only $0.9 million in 2002. This substantial increase was due primarily to the impact on the value of our pre-reorganization long-term U.S. dollar-denominated debt from the greater appreciation of the Canadian dollar relative to the U.S. dollar during the first four months of 2003. As a result of certain swap transactions that we entered into post-recapitalization on approximately half of our total U.S.dollar-denominated debt (approximately $100 million ($72.2 million U.S.) of the total Tranche B Debt), we are less vulnerable to foreign exchange fluctuations. Currently, the U.S.dollar-denominated portion of debt represents two-thirds of the total, or approximately $200 million of the $300 million of face amount Tranche B Debt.

        Given the recapitalization process in which we were engaged, we decided to terminate all our hedging agreements in 2002. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net gain in the amount of $6.6 million in 2002. In addition, at the end of 2002, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

        For 2003, we posted a gain in value of investments, marketable securities and other assets of $2.9 million compared with a loss of $16.1 million in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that many of our investments were reduced to their net estimated fair value during 2002 in order to reflect the general decline in market conditions for high-technology companies, which were the main component of our portfolio.

        The share of loss in investees for the year ended December 31, 2003 was nil, compared with $13.2 million for 2002. The loss in 2002 was due primarily to the recognition of our share of the loss sustained by GSM Capital Limited Partnership ("GSM Capital"), brought about mainly by the general decline in market conditions for high-technology companies during 2002, which were the main components of GSM Capital's portfolio.

        The $2.4 million of income tax expense for 2003 is composed exclusively of large corporation tax. In 2002, we recorded an income tax benefit of $71.9 as a result of the write-down in the value of the MCS Licenses to nil. Accordingly, this led to the reversal of the cost of future income tax related to these licenses, which arose from the difference between the carrying value and the tax basis of the acquired licenses.

        For the twelve months ended December 31, 2003, we recorded net income of $33.4 million (composed of net income of $45.5 million for the four-month pre-reorganization period and a net loss applicable to the Class A and Class B Shares of $12.1 million for the eight-month post-reorganization period), as well as basic and diluted earnings per share of $0.19 for the first four months of 2003 and a basic and diluted loss per share of $3.22 for the following eight months.This compared with a net loss of $570.5 million and a basic and diluted loss per share of $2.37 for 2002. The net loss figures for 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the MCS Licenses. This non-cash charge represented a $223.4 million write-down in the value of the MCS Licenses net of related income tax benefits of $72.9 million arising from the difference between the carrying value of the licenses and the tax basis of the intangible assets acquired.

        During 2003, we reserved approximately 2 million shares for issuance under our new stock option plan.The use of equity-based compensation provides additional performance-based incentives and assists in the retention of qualified management employees. Our Board of Directors approved the granting of stock options to purchase a total of 1.7 million Class B Non-Voting Shares in 2003. As all the options granted under the old stock option plan were cancelled with the implementation of the Plan, our Board of Directors approved such grant of options as an employee retention tool and in order to provide an opportunity, through options, for our executive officers and selected employees to participate in our future growth and development.

        As at February 29, 2004, our share capital was composed of the following outstanding shares: 39,897 Class A Restricted Voting Shares; 6,572,588 Class B Non-Voting Shares; 241,333 First Preferred Voting Shares; 10,657,893 First Preferred Non-Voting Shares; 14,602 Second Preferred Voting Shares; 5,071,871 Second Preferred Non-Voting Shares; 3,998,302 Warrants 2005; and, 6,663,943 Warrants 2008. In addition, there were 1,798,968 outstanding stock options for Class B Non-Voting Shares.

20                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Selected fourth quarter information

	Three months ended December 31
	2003 $	2002 $
	(In thousands of Canadian dollars, unless otherwise indicated)
Revenues	151,434	150,751
Operating loss	(19,658)	(52,240)
OIBDA(1)	(1,669)	21,070
Loss before income taxes	(19,599)	(123,496)
Net loss	(11,248)	(123,662)
Basic and diluted loss per share (in dollars)	(4.42)	(0.51)
Capital expenditures	36,670	5,977
Total assets (end of period)	808,706	912,854
Long-term debt (end of period)	315,164	2,032,678
Cash dividends declared	nil	nil

Other data:
ARPU (in dollars)
Postpaid	60.61	59.01
Prepaid(3)	18.33	20.86
Blended(1)(3)	37.99	39.42
COA (in dollars)(2)	241	297
Churn rate	3.3%	3.8% (5)

Net retail subscriber additions
Postpaid	75,116	(59,789)
Prepaid	32,306	29,577

Total	107,422	(30,212)

Total retail subscribers, end of period
Postpaid	592,180	545,062
Prepaid	652,966	619,459

Total	1,245,146	1,164,521

(1)
Reconciliation of OIBDA and blended ARPU
	Three months ended December 31
	2003 $	2002 $
	(In thousands of Canadian dollars, unless otherwise indicated)
Operating loss	(19,658)	(52,240)
Depreciation and amortization	17,989	73,310

OIBDA	(1,669)	21,070

Service revenues for the period	134,616	140,730
Average number of subscribers (in thousands)(4)	3,538	3,537

Average monthly service revenue per user (in dollars)	38.05	39.79
Net impact of promotions, non-retail revenues and other	(0.06)	(0.37)

Blended ARPU	37.99	39.42

(2)
Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

(3)
Calculation excludes 50,000 inactive prepaid service customers.

(4)
The average number of subscribers for the period is equal to the sum of the average postpaid subscribers for each month covered by the period.

(5)
Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002 following the termination of a customer retention program.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  21

Three-month period ended December 31, 2003, compared with three-month period ended December 31, 2002.

        Operating results for our interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, our operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared to each of the other three quarters of the year.

        During the fourth quarter of 2003, we activated 230,045 new gross retail customers, more than double the 110,347 we acquired during the same quarter in 2002. The significant year-over-year improvement in quarterly gross activations reflects an increase in both postpaid and prepaid subscriber additions. This result reflects our return to the wireless market as a fully active competitor, compared with the fourth quarter of the previous year when we consciously decided to restrict subscriber acquisition in order to preserve cash while we continued pursuing our financial restructuring activities. Despite the highly competitive market conditions within the Canadian wireless industry, we believe our estimated market share of industry gross additions for the fourth quarter of 2003 in regions where Fido service is offered exceeded 22%, compared with 13% for the same quarter in 2002. This result continues the positive trend towards our return to historic market share levels for new industry gross additions. Although the fourth quarter is a period when prepaid activations are traditionally higher due to the commitment-free, gift-giving nature of the product, our postpaid additions were higher, which demonstrates the impact on consumers from our competitive promotions, high-profile advertising campaigns, and new City Fido service in Vancouver. Accordingly, postpaid subscriber additions represented 135,540, or 59%, of the total gross activations for the fourth quarter of 2003, up significantly from 25,690, or 23%, in the same quarter last year, while prepaid accounted for the remaining 94,505, or 41%, gross customer additions, compared with 84,657, or 77% for the fourth quarter of 2002.

        Our blended monthly churn rate for the three-month period ended December 31,2003 improved to 3.3% from 3.8% for the same three months in 2002. The year-over-year decrease was due to both lower postpaid churn and lower prepaid churn. Although our fourth-quarter postpaid churn rate decreased slightly from 3.0% in 2002 to 2.9% in 2003, we experienced an increase in this rate compared with the previous quarter. We believe that the sequential quarterly increase was due largely to the effect of the attacks launched by our competitors directly at our customers in central and eastern Canada in response to our new City Fido service in Vancouver. We are addressing this issue pro-actively by designing retention programs aimed at increasing our customers' level of satisfaction and loyalty, which should make us less vulnerable to our competitors' attacks in future quarters. As a result, we accelerated a handset replacement and upgrade program via a telemarketing and direct mail campaign targeted at our high-value subscribers.We also recently launched a loyalty program, whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice. In addition, we introduced optional loyalty agreements for our postpaid customers starting in February 2004.

        Our prepaid churn rate decreased to 3.7% in the fourth quarter of 2003 from 4.5% in the same quarter one year earlier. The year-over-year improvement can be attributed primarily to the success of our marketing program to reduce the number of inactive prepaid accounts and to stimulate usage among occasional, security-type wireless customers both by offering a differentiated rate structure, that includes a low-cost weekend and evening rate to better address their lifestyle and usage patterns, and by educating them on our business rules regarding voucher expiry, airtime account replenishment and deactivation.

        Due to the combined effects of a significantly larger number of new gross activations and lower customer churn, we added 107,422 new net retail customers in the fourth quarter of 2003, 75,116, or 70%, of which were on higher-value postpaid platforms. This result compared with the reduction of 30,212 customers, including the loss of 59,789 postpaid subscribers, for the same quarter in 2002.

Revenues

	Three months ended December 31, 2003 $	Three months ended December 31, 2002 $
	(In millions of Canadian dollars)
Services	134.6	140.8
Equipment sales	16.8	10.0

Revenues	151.4	150.8

22                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        Service revenues for the three-month period ended December 31, 2003 decreased by $6.2 million to $134.6 million from $140.8 million for the fourth quarter of 2002. The year-over-year difference was composed of: a $3.1 million decrease in prepaid revenues resulting mainly from lower prepaid ARPU, despite a higher average number of prepaid subscribers in the customer base; a $2.8 million decrease in postpaid revenues due primarily to a lower average number of postpaid subscribers, offset partially by higher postpaid ARPU; and lower wholesale revenues for $0.3 million.

        Equipment sales were $16.8 million for the fourth quarter of 2003, compared with $10.0 million for the same quarter in 2002. Despite lower average handset prices as a result of holiday season promotional offers, fourth-quarter equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

        Postpaid ARPU increased by 3% to $60.61 for the fourth quarter of 2003 from $59.01 for the same three-month period in 2002.The improvement was due largely to an increase in the recurring portion of monthly revenues per user resulting from the positive impact of City Fido on our price plan mix, increased value-added service and data-related revenues per user, greater long distance usage per user. This was partially offset by a reduction in extra airtime revenues per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers for the fourth quarter of 2003 was 421 minutes, compared with 365 minutes for the same quarter one year earlier. The increase can be attributed mainly to our new City Fido service in Vancouver that offers unlimited local usage for a fixed price of $40 per month. The ARPU for our retail prepaid service decreased in the fourth quarter of 2003 to $18.33 from $20.86 in 2002, primarily as a result of decreased minutes of usage. Average monthly usage by our prepaid customers in the fourth quarter was 61 minutes, compared with 67 minutes in 2002. Despite higher postpaid ARPU compared to one year ago, on a blended basis, our combined postpaid and prepaid ARPU for the three months ended December 31, 2003 decreased to $37.99 from $39.42 for the same period in 2002, due to the combination of a proportionately greater number of prepaid subscribers in our customer base and lower prepaid ARPU.

Costs and operating expenses

	Three months ended December 31, 2003 $	Three months ended December 31, 2002 $
	(In millions of Canadian dollars)
Cost of services	47.9	45.9
Cost of products	49.2	29.2
Selling and marketing	34.6	24.0
General and administrative	21.4	26.9
Restructuring charges	—	3.7
Depreciation and amortization	18.0	73.3

Costs and operating expenses	171.1	203.0

        We continued to exercise careful cost control and showed financial discipline in the fourth quarter of 2003, despite increased expenses due primarily to a greater level of subscriber acquisition activity during the most important retail period of the year for wireless operators. Costs and operating expenses (excluding depreciation and amortization) for the three-month period ended December 31, 2003 were $153.1 million, compared with $129.7 million for the same quarter in 2002. The year-over-year increase was attributable to higher cost of products and services and higher selling and marketing expenses, offset partly by lower general and administrative expenses.

        Fourth-quarter cost of services increased to $47.9 million in 2003 from $45.9 million in 2002. The $2.0 million variance was composed of a $2.4 million increase in customer care, training and billing costs and a $0.2 million increase in network operating costs,which was compensated for, in part, by a $0.6 million reduction in contribution charges paid to the CRTC.

        Our cost of products for the fourth quarter of 2003 was $49.2 million, up from $29.2 million for the fourth quarter of 2002. The $20.0 million year-over-year increase was due primarily to: a higher volume of handsets and accessories sold, resulting in an incremental expense of $19.0 million; increased per-unit handset costs for an aggregate amount of $2.9 million, attributable to a higher-cost mix of handsets sold; and higher assembly, refurbishing and packaging costs of $0.6 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $1.6 million, and lower obsolescence and inventory devaluation of $0.9 million.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  23

        For the three months ended December 31, 2003, selling and marketing expenses increased to $34.6 million from $24.0 million for the same period in 2002. The comparatively lower spending in the fourth quarter of 2002 can be explained by our focus on cash preservation at that time, as we continued to concentrate on our financial reorganization, which had a direct impact on our ability to remain competitive. By the fourth quarter of 2003, we had fully re-established our market presence and resumed normal spending levels for subscriber acquisition. Accordingly, the higher selling and marketing costs in the fourth quarter of 2003 reflect an increase in retail partner compensation due to a greater overall level of sales in combination with a higher proportion of postpaid gross activations, an increase in promotional discounts and advertising expenses as a result of the step-up in our holiday season marketing campaign and the launch of City Fido in Vancouver, and continued spending on customer retention.

        Despite a higher mix of postpaid versus prepaid gross additions and increased spending on promotions and advertising, our COA decreased 19% to $241 per gross addition for the fourth quarter of 2003 from $297 per gross addition for the same quarter in the previous year, due directly to the substantially greater number of quarterly gross additions, year-over-year.

        G&A expenses decreased to $21.4 million for the last three months of 2003 from $26.9 million for the same period in 2002. The 20% improvement was on account of lower bad debt expense stemming from the higher credit worthiness of the Company's current customer base and to reduced salaries and benefits as a result of a decrease in the number of full-time equivalent employees.

        Our operating loss for the three months ended December 31, 2003 was $19.7 million, compared with an operating loss of $52.2 million for the same period in 2002. The improvement was mainly due to the decrease in depreciation and amortization expense of $55.3 million following the reduction in property, plant and equipment as a result of fresh start accounting. OIBDA for the three months ended December 31, 2003 was negative $1.7 million, compared with OIBDA of $21.1 million for the same period in 2002. The decrease resulted primarily from an increase in the costs associated with financing the acquisition of approximately 120,000 additional subscribers in the fourth quarter of 2003, compared with the fourth quarter of 2002. Accordingly, total operating costs and expenses before depreciation and amortization increased by 18%, year-over-year.

Other

	Three months ended December 31, 2003 $	Three months ended December 31, 2002 $
	(In millions of Canadian dollars)
Net interest expense and financing charges	(4.2)	(54.6)
Foreign exchange gain	1.7	7.5
Loss on financial instruments	—	(2.2)
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	(16.9)
Gain (loss) in value of investments, marketable securities and other assets	2.5	(4.7)
Share of net loss in investees	—	(0.2)
Income tax benefit (provision)	8.4	(0.2)
Net loss	(11.2)	(123.7)
Net loss applicable to Class A and Class B Shares	(17.8)	n/a

        For the fourth quarter of 2003, interest expense and financing charges (net of interest income) were $4.2 million, compared with $54.6 million for the same period one year earlier. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending financial reorganization. Cash interest of $4.7 million and debt principal repayments of $2.6 million were paid during the fourth quarter of 2003.

        The foreign exchange gain for the fourth quarter of 2003 decreased to $1.7 million from $7.5 million for the same three-month period in 2002. The decline was due to the greater positive impact in the fourth quarter of 2002 of a favorable change in the U.S./Canadian foreign exchange rate on a relatively higher level of U.S. dollar-denominated long-term debt outstanding. We had approximately $1.4 billion of U.S. dollar long-term debt outstanding and unhedged in the fourth quarter of 2002.

24                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        Given the recapitalization process in which we were engaged, we decided to terminate all our hedging agreements in 2002.These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net loss on financial instruments of $2.2 million for the three-month period ended December 31,2002. In addition, at the end of 2002, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

        During the fourth quarter of 2003, we posted a gain in value of investments, marketable securities and other assets of $2.5 million compared with a loss of $4.7 million during the same period in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that our investment in Argo II: The Wireless Internet Fund Limited Partnership ("Argo II") was reduced to its estimated fair value of nil as at December 31, 2002.

        On May 1, 2003, the Company's tax losses and net deductible temporary differences were not included in the "fresh start accounting" adjustments since a valuation allowance was provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits related to both the unrecognized tax losses carried forward and the net deductible temporary differences will be realized, they will first be applied to reduce the unamortized amount of intangible assets that were recorded as at May 1, 2003. As at December 31, 2003, the Company's tax losses and net deductible temporary differences were approximately $1.9 billion. The income tax benefit for the fourth quarter of 2003 was mainly due to a recovery in 2003 income tax expense following a fourth quarter where we posted a loss before income taxes of $19.6 million.

        We posted a consolidated net loss of $11.2 million and a consolidated net loss applicable to the Class A and Class B Shares of $17.8 million (when considering the accretion of the redemption price on the Preferred Shares) for the fourth quarter of 2003. As a result, basic and diluted loss per share for the three months ended December 31, 2003 was $4.42. This compared with a consolidated net loss of $123.7 million and a basic and diluted loss per share of $0.51 for the same quarter in 2002. The year-over-year improvement in fourth-quarter net loss was due primarily to lower interest expense arising from the reduction of debt related to the financial reorganization and decreased depreciation and amortization resulting from the revaluation of property, plant and equipment under the "fresh start accounting".

Year ended December 31, 2002, compared with year ended December 31, 2001

        Our financial results for the periods described herein are not necessarily indicative of our future operating results given the risks and uncertainties associated with our operations and the Canadian wireless industry in general.

        As at December 31, 2002, we offered PCS in twenty-one census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which increase our service area to 94% of the total Canadian population.

        During 2002, we activated 548,079 new gross retail customers, down 11% from 612,883 in 2001. The decline in new gross retail customers was the result of a decrease in postpaid gross activations, particularly in the second half of 2002, reflecting continuing competitive market conditions within the Canadian wireless industry, as well as our prudent approach toward customer acquisition given our uncertain financial situation and recapitalization process. Accordingly, postpaid subscribers accounted for 45% of the total gross activations in 2002, compared with 51% in 2001.

        As at December 31, 2002, we provided wireless service to 1,164,521 retail PCS customers, 545,062 of which were on postpaid plans and 619,459 on prepaid plans. We added 137,947 new net prepaid additions for full-year 2002, compared with 116,803 in the previous year. However, our postpaid subscriber base decreased by 92,636 in 2002, compared with an increase of 169,880 in 2001, due primarily to substantially higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, a reduction in marketing-related promotions in light of our financial condition, and a pronounced emphasis on postpaid customer acquisition by the competition.

        In addition, as at December 31, 2002, we provided PCS network access to 20,845 wholesale subscribers, compared with 20,631 at the end of 2001. This result is consistent with our strategy of discontinuing active solicitation of the wholesale business, while continuing to support our existing third-party service providers.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  25

        The blended monthly churn rate increased to 3.4% for full-year 2002 from 2.6% in the previous year, and was the result of higher both postpaid churn and prepaid churn. Postpaid churn was 3.0% in 2002, compared with 2.0% in 2001, while prepaid churn increased to 3.8% from 3.2% for the same period. The year-over-year increases were due primarily to the negative publicity surrounding us and our financial condition, increasingly competitive handset offers, the effects of changes made to our prepaid pricing structure in August 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, thereby contributing to higher churn among occasional, security-type users as well as continuing high Microcell-initiated churn to disconnect non-paying customers. We generated significant involuntary customer churn due to certain marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. Although this program was terminated during the third quarter of 2002, the churn rate was negatively impacted in the fourth quarter of 2002.

        However, our revenues, which consist primarily of subscriber service revenues generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, increased compared to the previous year.

Revenues

	Twelve months ended December 31, 2002 $	Twelve months ended December 31, 2001 $
	(In millions of Canadian dollars)
Services	566.7	509.1
Equipment sales	24.4	32.4

Revenues	591.1	541.5

        Service revenues grew by 11% to $566.7 million for the year ended December 31, 2002, from $509.1 million for the previous year. The increase reflects a higher average number of active subscribers. This was partially offset by lower blended ARPU and softer wholesale revenues. Equipment sales were $24.4 million for full-year 2002, compared with $32.4 million one year earlier. The decrease in equipment sales was due primarily to fewer gross activations, lower handset prices in the first three quarters of 2002 as a result of promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as decreased accessory sales.

        Our Postpaid ARPU was $59.12 for 2002, compared with $60.56 for 2001. The decrease reflects a decline in airtime revenues. This decline resulted mainly from lower billable minutes due to greater in-bucket usage stemming from the high take-up of promotional plans that offered free bundled weeknight and weekend usage, from bundling value-added service options, such as voice mail and caller ID, in the basic monthly service packages, as well as from higher customer satisfaction and retention-related credits. Average monthly postpaid minutes of usage for 2002 was higher at 361 minutes compared with 319 minutes in 2001 due primarily to greater off-peak usage arising from promotional plans that offered free weeknight and weekend airtime.

        Our Prepaid ARPU for 2002 decreased to $18.64 from $20.99 in 2001 mainly as a result of lower minutes of usage. The reduction in prepaid minutes of usage stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid minutes of usage for 2002 was 57 minutes compared with 62 minutes for the previous year. On a blended basis, our combined postpaid and prepaid ARPU decreased to $39.73 in 2002 from $41.14 for 2001. Fido prepaid and postpaid customers sent approximately 42.4 million text messages in 2002 up 91% from 2001.

        The calculation of both prepaid and blended ARPU for 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from our retail customer base. We define inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in our prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base,we believe that we are providing a more accurate representation of our quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. We intend to review this provision on a yearly basis or as required.

26                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Costs and operating expenses

	Twelve months ended December 31, 2002 $	Twelve months ended December 31, 2001 $
	(In millions of Canadian dollars)
Cost of services	187.0	193.6
Cost of products	102.1	143.2
Selling and marketing	102.9	115.6
General and administrative	108.0	98.9
Restructuring charges	7.5	5.2
Depreciation and amortization	465.8	178.0

Costs and operating expenses	973.3	734.5

        In keeping with our focus on cash preservation, we carefully managed costs during 2002. Costs and operating expenses, excluding impairment of intangible assets, restructuring charges, depreciation and amortization, decreased by $51.2 million when compared to 2001. Expenses for 2002 included a clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Excluding this reduction in expenses, costs and operating expenses for 2002 decreased by $37.4 million.

        The $6.6 million year-over-year improvement in cost of services for 2002 resulted from a $14.1 million reduction in contribution charges paid to the CRTC and from the reduced activities in our wholly-owned subsidiary Microcell i5 Inc ($4.1 million). During the fourth quarter, the CRTC finalized the 2002 contribution rate at 1.3% of eligible revenues, retroactive to January 1, 2002, which compares favorably to the interim rate of 1.4% for 2002 and to the 2001 rate of 4.5%. This cost reduction was offset partially by a $3.5 million increase in customer care expenses, as well as by a $8.1 million increase in network operating costs that can be explained by the receipt of certain non-recurring credits for maintenance costs and license fees in 2001. Adjusted for these non-recurring credits, network operating costs for 2002 were flat, year-over-year.

        The $41.1 million, or 29%, improvement in cost of products for 2002, was composed of the aforementioned $13.8 million sales tax provision reversal; a reduced volume of handset sales and lower per-unit cost for handsets sold resulting in savings of $22.5 million; lower assembly, packaging and prepaid voucher production costs of $2.5 million; a lower cost of accessory sales of $1.1 million; and reduced shrinkage, obsolescence and devaluation of inventories of $1.2 million.

        In an effort to preserve cash as we continued pursuing our financial restructuring activities, we reduced the scale of our holiday marketing campaign and promotions during the fourth quarter of 2002. We believe this had a direct impact on our ability to remain competitive during the busiest acquisition period of the year for wireless operators. The improved cost performance also reflects lower salaries and benefits resulting from a reduced sales force, and reduced retail partner compensation attributable to lower overall sales and a higher proportion of prepaid gross activations. Consequently, selling and marketing expenses decreased by $12.7 million, year-over-year, in 2002, despite increased spending on retention initiatives associated with our customer life cycle program and higher retail partner compensation rates.

        The COA improved 12% to $287 per gross addition for full-year 2002, compared with $325 per gross addition for the previous year, despite 11% fewer new gross customer activations. The year-over-year improvement was due to tight controls over spending on advertising and promotions, reduced handset subsidies resulting from a lower-cost mix of PCS handsets negotiated by us, the higher mix of prepaid versus postpaid gross additions, as well as lower channel compensation costs.

        General and administrative expenses were $108 million for 2002, compared to $98.9 million in 2001. The increase was due primarily to higher bad debt expense, which can be attributed to a larger number of lower-credit customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As a percentage of service revenue, however, general and administrative expenses remained virtually unchanged, year-over-year, reflecting our ability to control overhead costs and achieve additional operating efficiency.

        The restructuring charges of $7.5 million for 2002 compared with $5.2 million in 2001, related primarily to severance payments made to approximately 350 employees who were laid-off during 2002 compared with approximately 200 employees laid-off in 2001. These measures were taken in order to adjust our workforce to the requirements of our operating plan and were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  27

        Depreciation and amortization increased by $287.8 million in 2002 mainly due to an impairment charge in the amount of $223.4 million, which was accounted for to write down the value of the Company's MCS Licenses to nil. For a period of time during 2002, we had been pursuing negotiations with potential business partners to secure financing for our MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry was facing, we wrote down the value of our MCS Licenses. In addition, we wrote down certain of our property, plant and equipment to their net recoverable value for an amount of $37.3 million. The remaining of the variance is mainly due to network enhancement since December 2001. The cost of future income tax related to the MCS Licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS Licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

        As a result of the above, we posted an operating loss of $382.3 million in 2002 compared with an operating loss of $193.0 million in 2001. OIBDA for 2002 increased by $98.5 million to $83.5 million from negative $15.0 million in 2001. Despite high churn, this result was achieved because of a 10% year-over-year increase in service revenues, as well as an 9% reduction in costs and operating expenses (before depreciation and amortization) attributable to lower contribution fees, lower handset costs and tight controls over selling and marketing expenses. The OIBDA margin expanded to 14% for the year ended December 31, 2002 from negative 3% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies, as well as to the favorable impact from the reversal of a cumulative handset sales tax provision in the second quarter. Excluding the favorable $13.8 million provincial sales tax clarification on handset subsidies, OIBDA for 2002 was $69.7 million.

Other

	Twelve months ended December 31, 2002 $	Twelve months ended December 31, 2001 $
	(In millions of Canadian dollars)
Net interest expenses and financing charges	(221.4)	(217.7)
Foreign exchange gain (loss)	0.9	(51.1)
Gain on financial instruments	6.6	—
Write-down of deferred financing costs and deferred gain and loss
on financial instruments	(16.9)	—
Loss in value of investments, marketable securities and other assets	(16.1)	(33.1)
Share of net loss in investees	(13.2)	(5.3)
Income tax benefit	71.9	1.7
Net loss	(570.5)	(498.5)

        The net interest expenses and financing charges in 2002 are consistent with 2001 with a slight increase of $3.7 million.

        The decrease in foreign exchange loss of $52 million in 2002 was mainly due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on our long-term U.S. dollar-denominated debt.

        Given the recapitalization process in which we were engaged in 2002, we decided to terminate all our hedging agreements. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009, created a net gain in the amount of $6.6 million for the whole year.

        We wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.7 million deferred gain on financial instruments for a net total of $16.9 million, all of which related to the long-term debt in default.

        The decrease of $17.0 million in the loss in value of investments, marketable securities and other assets for 2002 was mainly due to a lower number of investments and marketable securities in our portfolio during 2002. The $7.9 million increase in the share of net loss in investees for 2002 was the result of a general decline in market conditions for high-technology companies in 2002, which were the main component of GSM Capital's portfolio.

        As a result, we posted consolidated net losses of $570.5 million for the year ended December 31, 2002 compared with $498.5 million for 2001. Basic and diluted losses per share decreased from $4.56 in 2001 to $2.37 in 2002. This was mainly due to the increase in the weighted-average number of shares following the December 2001 rights issue.

28                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Liquidity and capital resources

        As at December 31, 2003, we had cash and cash equivalents of $43.1 million and short-term investments of $60.9 million compared with $111.8 million and $9.9 million respectively, as at May 1, 2003. Our cash and cash equivalents as at December 31, 2003 were composed of $42.8 million in Canadian dollars and $0.3 million in U.S. dollars. In addition, as at December 31, 2003, we had access to a revolving bank credit facility in the amount of $25 million. Pursuant to the terms of this credit agreement, we are entitled to raise up to an additional $50 million in revolving bank credit facility if necessary. As at December 31, 2003, no amounts were drawn on this facility. As at December 31, 2003, we had outstanding letters of guarantee for an aggregate amount of $0.4 million.

        As at December 31, 2003, we had outstanding amounts of $271.8 million as Tranche B Debt and $52.7 million as Tranche C Debt for total borrowings of $324.5 million (including a current portion of $9.3 million). The Tranche B Debt bears interest at one of the following rates, which is payable on a monthly basis: prime plus 3.0%, base rate plus 3.0% or bankers'acceptance rate plus 4.0%. The principal is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all our assets. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at our discretion in cash or by accruing and compounding such interest semi-annually until paid. The principal and the accumulated unpaid interest are payable in April 2013.

        We entered into swap transactions with a preferred shareholder, who is also a lender, to manage our exposure to foreign exchange rate fluctuations on a portion of the U.S. dollar-denominated portion of the Tranche B Debt. We swapped $50 million (US$35.5 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.7 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions were renewed on November 28, 2003 for a period of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss).

        We announced on March 17, 2004 the successful closing of a new senior secured bank financing in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, from a syndicate of lenders led by J.P. Morgan Securities Inc. and Credit Suisse First Boston. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of approximately $334 million. The new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

        The new facilities consist of an undrawn six-year C$50 million first lien revolving credit facility, a seven-year C$200 million first lien term loan, and a seven-and-a-half-year C$200 million second lien term loan. Both term loans are denominated in U.S. dollars, while the revolving credit facility is denominated in Canadian dollars. We have the right to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

        In addition, we announced on February 27, 2004 that we will distribute to the holders of our Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Non-Voting Shares for net proceeds to Microcell of approximately $97 million. Each five rights will entitle the holder thereof to purchase one Class B Non-Voting Share at a subscription price of $22 per share.

        In connection with the rights offering, we have entered into a Standby Purchase Agreement dated as of February 26, 2004 with COM Canada, LLC (the Standby Purchaser) pursuant to which it has agreed to purchase, at the rights subscription price, all Class B Non-Voting Shares not otherwise purchased pursuant to the rights offering ("Standby Shares"). In addition, to the extent the Standby Purchaser purchases less than $50 million of Standby Shares, the Standby Purchaser will purchase, at the subscription price, additional Class B Non-Voting Shares having an aggregate subscription price equal to the deficiency ("Basic Shares"). On the same date, we will also issue to the Standby Purchaser warrants, each of which may be exercised in accordance with its terms and at an exercise price of $22 for one (1) Class B Non-Voting Share, subject to adjustments, in the event of certain future dilutive events. A number of warrants equal to the number of Basic Shares will be issued to the Standby Purchaser in connection with the Standby Purchaser's commitment to acquire the Basic Shares. Additionally, a number of warrants equal to the greater of (A) the sum of (i) the number of Standby Shares, and (ii) 1,704,545 Class B Non-Voting Shares, or (B) the number of Standby Shares multiplied by 1.75, will be issued to the Standby Purchaser in connection with the Standby Purchaser's commitment to acquire the Standby Shares. In total, a maximum of 7,909,363 warrants may be issued pursuant to the Standby Purchase Agreement.

30                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        Our working capital, or current assets less current liabilities, was $102.4 million as at December 31, 2003 compared with $142.9 million as at May 1, 2003 for a decrease of $40.5 million. As our current assets remained the same, it was mainly due to higher accounts payable in our current liabilities following increased capital expenditures during the last two months of the year.

        Capital expenditures for the fourth quarter and full-year 2003 were $36.7 million and $72.8 million, respectively, compared with spending of $6.0 million and $124.7 million for the same periods in 2002. The year-over-year increase in fourth-quarter capital expenditures, reflected a return to more normal spending levels for network signal and capacity improvements, as well as the additional costs associated with the launch and on-going support of City Fido in Vancouver. The significant reduction in yearly capital spending for 2003, however, was due to our self-imposed growth slowdown during the financial restructuring process in order to preserve cash.

        In order to maintain and improve the quality level of our network, we estimate that we will make capital expenditures of approximately $265 million over the next two years. This amount could increase materially if we decide to launch City Fido in other cities. We believe that cash flows from operations, our current cash position, our access to a revolving bank credit facility and continued access to capital markets will allow us to meet our business requirements, including debt service and capital expenditures, for the foreseeable future.

        The following table summarizes our future contractual cash obligations, excluding interest, as at December 31, 2003. The contractual obligations under the operating leases related to sites, switch rooms, offices and stores:

Contractual obligations

	Payment due by period
Description (In millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$	$	$	$	$
Long-term debt	324.5	9.3	23.2	239.4	52.6
Operating leases	158.9	34.1	51.2	32.2	41.4

Cash flows

(In millions of Canadian dollars)	Eight months ended December 31, 2003	Four months ended April 30, 2003	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Twelve months ended December 31, 2001
	$	$	$	$	$
Cash provided by (used in) operating activities	54.6	14.5	69.1	(41.0)	(122.3)
Cash provided by (used in) investing activities	(115.9)	70.3	(45.6)	(20.6)	(383.9)
Cash provided by (used in) financing activities	(7.3)	—	(7.3)	69.5	437.8

Operating activities

        We generated $69.1 million of cash from our operating activities in 2003, compared with cash used of $41.0 million in 2002. The $110.1 million increase in cash provided by operating activities in 2003 as compared to 2002 resulted from a higher operating income of $9.4 million (net of depreciation and amortization and of the reversal of a non-cash sales tax provision of $13.8 million incurred in 2002) and the absence of restructuring charges in 2003 results compared with a charge of $7.5 million in 2002. In addition, lower other cash expenses of $78.9 million, consisting mainly of reduced cash interest expense (mainly due to the new capital structure) and an improvement of $14.2 million in cash provided by operating assets and liabilities contributed to the favorable variance.

        We used $41.0 million of cash in operating activities for the year ended December 31, 2002, compared with $122.3 million in 2001, for a decrease of $81.3 million. This favorable variance resulted primarily from an operating income (excluding depreciation, amortization and the reversal of a non-cash sales tax provision of $13.8 million) of $69.7 million for the twelve-month period ended December 31, 2002, compared with an operating loss (excluding depreciation and amortization) of $15.0 million for 2001, and a decrease in cash used in operating assets and liabilities of $82.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $85.7 million, mainly due to the interest payable on the Senior Discount Notes due 2006 and 2007.

Investing activities

        Cash used for investing activities was $45.6 million in 2003, compared with $20.6 million in 2002. This increase of $25.0 million in cash used in investing activities was mainly attributable to lower proceeds, in 2003, from the sale of short-term investments and marketable securities of $53.2 million and of $31 million from the termination of hedging agreements. This was partially offset by lower additions to property, plant and equipment of $51.9 million, resulting from lower cash investments in the PCS network during our financial reorganization in 2003. It was also offset by higher proceeds from the sale of long-term investments of $3.7 million in 2003 (mainly generated through the distribution of assets by a limited partnership in which we were associated and the sale of our investment in Saraide Inc.) and by a lower level of long-term investments' acquisition of $3.6 million.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  31

        Cash used in investing activities was $20.6 million for the year ended December 31, 2002, compared with $383.9 million during 2001, for a decrease of $363.3 million. This difference was mainly attributable to lower additions to property, plant and equipments of $152.7 million, resulting from lower cash investments in the PCS network, which reflected our continuing focus on cash preservation. It was also due to lower additions to intangible assets of $130.0 million, the amount that was paid by us in 2001 as the final installment for the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $40.3 million in 2002 contributed to the favorable variance. The remaining can be explained by proceeds of $32.0 million received in 2002 mainly from the termination of our hedging agreements and by lower additions to long-term investments and other non-current assets of $8.3 million in 2002.

Financing activities

        Cash used in financing activities was $7.3 million in 2003, compared with cash provided by financing activities of $69.5 million in 2002. This year-over-year difference was due to the obtaining, in the first quarter of 2002, of a then new senior secured credit facility of $100 million (the Tranche F). This was partially offset by the absence of deferred financing costs in 2003 compared with $19.7 million of such costs in 2002 associated with the Tranche F and by lower repayment of long-term debt in 2003 of $3.4 million due to a reduced debt load following the recapitalization process.

        Cash provided by financing activities for the twelve-month period ended December 31, 2002 was $69.5 million, compared with $437.7 million for 2001, for a decrease of $368.2 million. This decrease was mainly due to the lower amount of cash provided as a result of the issuance of $439.3 million in shares related to our two equity financing initiatives in 2001 — 174,691,777 Class B Non-Voting Shares issued in 2001 compared with nil in 2002 — partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility, which we refer to as Tranche F. In addition, higher deferred financing costs of $18.2 million and the repayment of senior secured loans in the amount of $10.7 million contributed to the variance.

Risks and uncertainties

Cash flow and capital requirements

        Sources of funding for our further financing or refinancing requirements may include, in addition to our existing credit facilities, incremental bank financing, vendor financing, public offerings or private placements of equity or debt securities, and capital contributions from shareholders. However, there can be no assurance that such additional financing will be available to us or, if available, that it can be obtained on a timely basis and on terms acceptable to us. Furthermore, given the complex nature of our capital structure, there is no assurance that the proceeds made available from such financing transactions could be used to fund our on-going business operations or new growth opportunities. Failure to obtain such additional financing, when and if required, could impair our ability to grow our business and meet our bank covenants. This could have a material adverse effect on our business, including, default under our existing credit agreement, the failure to retain customers, and the inability to compete effectively.

        Our credit facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, raise equity, create liens, make capital expenditures above certain threshold and engage in acquisitions, mergers, amalgamations and consolidations. In addition, our credit facilities require us to maintain certain financial ratios. If we fail to comply with the various covenants of our indebtedness, we will be in default under the terms of that indebtedness, which would permit holders of the indebtedness to accelerate the maturity of that indebtedness and could cause defaults under other indebtedness or agreements. In these circumstances, the lenders under our credit facilities could foreclose upon all or substantially all of our assets and our subsidiaries, which are pledged to secure the obligations of the borrowers thereunder.

Exchange rate fluctuations

        As most of our revenues are expected to be received in Canadian dollars, we are exposed to foreign exchange risk on repayments at maturity of part of our Tranche B Debt denominated in U.S. dollars.

        We entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S. dollar-denominated portion of the Tranche B Debt; we swapped, in May and June 2003, $50 million (US$35.7 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.9 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions were renewed in November 2003 for a term of three months. Although we may enter into other such transactions to hedge the exchange rate risk with respect to any other U.S. dollar-denominated debt and transactions, there can be no assurance that we will engage in such transactions or, if we decide to engage in any such transaction, that we will be successful and that changes in exchange rates will not have a material adverse effect on our ability to make payments in respect of its future U.S. dollar-denominated debt. Such transactions may require that we provide cash or other collateral to secure our obligations. As at December 31, 2003, borrowings of approximately $70 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affects our annual foreign exchange loss or gain by approximately $0.6 million.

32                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest rate fluctuations

        As at December 31, 2003, the Tranche B Debt of $271.8 million has a floating interest rate and we did not hold any interest rate swap agreements related to this exposure. A fluctuation of one percentage point would affect our cash flow by approximately $2.7 million annually.

Future cash flows; ability to service debt

        We may experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by us, the cost of acquiring new customers, technology risks, the future availability of financing, the results of our equity investments, general economic conditions and regulatory requirements. There can be no assurance that we will achieve or sustain positive cash flow from operating activities. If we cannot maintain positive cash flow from operating activities, we may not be able to meet our debt service or working capital requirements or obtain additional capital required to meet all of our cash requirements. In addition, we will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Contingencies

        On April 10, 2002, ASP Wireless Net Inc., or ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP, and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from us. The breach alleged by ASP relates to Microcell's failure to provide ASP access to Microcell's PCS network. We consider ASP's claim frivolous and unfounded in fact and in law and intend to vigorously contest it.

        Furthermore, the Company is involved from time to time in other legal and regulatory proceedings incidental to its business. The Company does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on the results.

Future outlook

        We would like to remind the reader that this section contains forward-looking statements. Readers are reminded of the disclaimer set forth on page 1 of this Management Discussion and Analysis of Financial Condition and Results of Operations.

        There was a perceptible increase in the demand for wireless services in Canada, particularly in the second half of 2003, following our return to the competitive market as a recapitalized operator. This, in combination with an improving economic environment, prompted our competitors to increase promotional activity and advertising, which had a direct impact on stimulating consumer demand. As a result, the Canadian wireless industry achieved strong subscriber growth in 2003, adding around 1.5 million new net additions, to end the year with approximately 13.4 million subscribers. This represents a penetration rate in the vicinity of 43%, reflecting a five percentage-point gain for 2003. At this rate of penetration, we believe that there is still ample room for wireless services to grow in Canada, especially given the proliferation of new handsets with high-end features, the introduction of bundled telecom packages, and the launch of new services, such as our Fido-to-Fido and City Fido products, that create user communities and promote both local wireline substitution and displacement of minutes. Accordingly, we expect that the Canadian wireless industry will achieve subscriber growth in the range of 12% this year, which corresponds to an additional five percentage-point penetration gain for 2004.

        In order to strengthen our competitive position in the Canadian wireless market, we underwent a thorough revision of our business plan during the recapitalization process. Accordingly, we adjusted our strategic direction to focus primarily on core PCS voice operations and low bandwidth data services primarily within the retail consumer and individual business user market segments. Moreover, it also enabled us to significantly reduce our financing costs and improve our liquidity and financial performance, allowing us to establish a renewed financial foundation for growth. As a result, since the successful completion of our financial reorganization on May 1, 2003, we have been pursuing our proven marketing strategy, growing our customer base and launching unique new services, such as City Fido, in order to differentiate ourselves in the market and to exploit the advantages of our network configuration.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  33

        Our operating and financial targets for 2004 reflect the continuing trend of improvement in subscriber and revenue growth and incorporate the impact of our City Fido business strategy, particularly on customer mix, blended ARPU and capital expenditures. However, we expect the positive impact on customer mix and blended ARPU to be relatively minor in 2004 due to the fact our City Fido service has only been commercially launched in the Vancouver area at the current time. Nevertheless, we expect to increase capital spending in 2004 to accommodate subscriber and usage growth from our traditional PCS service offerings across all our markets, as well as to support ongoing improvements to our back-office systems for new services and to continue offering a superior level of customer service. In addition, a portion of our capital expenditure budget has been directed towards increasing network capacity and enhancing the robustness of our existing service coverage in anticipation of a broader scale launch of City Fido in additional cities. Consequently, we expect capital expenditures to be in the range of $170 million to $180 million for 2004. As a result, despite vastly reduced debt service payments resulting from a recapitalized balance sheet, we expect to report negative free cash flow for 2004. In future years, however, we believe that a more extensive rollout of City Fido will lead to faster service revenue growth and operating margin expansion, which should more than compensate for the additional capital expenditures required to accommodate greater network usage of the service.

        For 2004, we are targeting to achieve around a 30% to 40% increase in OIBDA based on total revenue growth of approximately 15% and continued prudent cost control. Both revenue and OIBDA are being driven by subscriber growth expectations of around 15% and further margin expansion from improved scale efficiencies. Accordingly, we expect to report service revenues (excluding revenue from equipment sales) of approximately $615 million to $640 million on total retail net subscriber additions of approximately 175,000 for the full year, while OIBDA is expected to be in the range of $115 million to $125 million.

        Given the recent strength in demand for wireless services and the market momentum that we have created with our competitive products and differentiated services, we expect to increase gross additions by approximately 10% to 15%. This number would represent an adjusted market share in the range of 18%, up from 17% in 2003. We expect that about 60% of these new gross subscriber activations will be postpaid. As a result, blended ARPU is expected to increase to approximately $39. Given that we have the lowest COA in the Canadian wireless industry, we believe that it is one area that we can further leverage in order to increase gross additions. As a result, we expect COA could increase by as much as 5% to 10% compared with the average cost achieved in 2003. Nevertheless, this result should still represent the lowest cost in the Canadian wireless industry. Given the aggressive retaliatory actions by our competitors in response to City Fido, we intend to increase focus on our customer retention initiatives in an effort to further reduce our blended churn rate. As a result, we are targeting a blended churn rate in the high 2% range for 2004.

        The key measures on which we will measure our performance in 2004 are as follows:

	2004 Targets	2003 Actuals	Change
Gross additions	580,000 to 610,000	529,000	51,000 to 81,000
Blended churn rate	2.7% to 3.0%	3.2%	20 bps to 50 bps
Service revenues	$615 to $640 million	$528 million	$87 to $112 million
Operating income (loss)	$15 to $25 million	$(20) million	$35 to $45 million
Depreciation and amortization	$100 million	$106 million	$6 million
OIBDA	$115 to $125 million	$87 million	$28 to $38 million
Capital expenditures	$170 to $180 million	$73 million	$97 to $107 million

        Although maintaining our market share position remains an important objective for 2004, we intend to pursue this objective in a financially prudent manner by seeking profitable revenue growth in high-growth market segments, such as the ones represented by City Fido, and by adjusting our cost structure on an ongoing basis to match it with the revenue streams that will be generated from incremental subscriber growth. This operating strategy is in line with our goal of maintaining cash availability above $100 million during the year. We believe that the increased cash availability from our recently announced bank refinancing transaction should help us to achieve our cash liquidity objective. Furthermore, if we were successful in securing additional capital financing in 2004, and if the proceeds could be used to fund our business operations, we would consider accelerating our planned rollout of City Fido. Under such circumstances, some of our key business plan assumptions including subscriber growth, customer mix, ARPU, operating profit and capital spending would change accordingly.

34                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Management's Report

        The management of Microcell Telecommunications Inc. (the "Company") is responsible for the preparation and integrity of the financial statements and all other financial information contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgement. Management considers that the statements present fairly the financial position of the Company, the results of its operations and the changes in its financial position. Financial information contained elsewhere in this Annual Report is consistent with the information contained in the financial statements.

        To fulfill its responsibility, management developed and maintains internal accounting controls and established policies and procedures designed to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subject to review by the external auditors during the examination of the financial statements.

        The Board of Directors oversees management's performance of its financial reporting and internal control responsibilities. The Board of Directors carries out its responsibility with regard to the consolidated financial statements primarily through its Audit Committee.

        The Audit Committee, which is composed exclusively of outside directors, meets regularly with the external auditors, and with management, to discuss accounting policies and practices, internal control systems, the scope of audit work and to assess reports on audit work performed. The external auditors have direct access to the Audit Committee, with or without the presence of management, to discuss results of their audits and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

André Tremblay	Jacques Leduc
President and Chief Executive Officer	Chief Financial Officer and Treasurer

34                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Auditors' Report

To the Shareholders of
 Microcell Telecommunications Inc.

We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2003 and May 1, 2003, and the consolidated statements of net income (loss) and deficit and cash flows for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and May 1, 2003, and the results of its operations and its cash flows for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Montréal, Canada February 11, 2004	Chartered Accountants

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  35

Consolidated Balance Sheets

(In thousands of Canadian dollars)

As at

	December 31, 2003 $	May 1, 2003 $
		(note 1)
ASSETS [note 8]
Current assets
Cash and cash equivalents	43,094	111,765
Short-term investments	60,927	9,912
Receivables [note 3]	76,796	64,552
Inventories	27,593	21,865
Prepaid license fees, rental sites and other prepaid expenses	26,850	34,043
Deferred charges	10,601	7,044
Other current assets	6,188	2,906

Total current assets	252,049	252,087
Property, plant and equipment [note 4]	318,041	289,692
Intangible assets [note 5]	233,819	241,202
Long-term investments and other non-current assets [note 6]	4,797	5,227

	808,706	788,208

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 7]	91,634	65,026
Deferred revenues	42,328	34,207
Derivative instruments [note 8]	6,348	—
Current portion of long-term debt [note 8]	9,298	10,000

Total current liabilities [note 8]	149,608	109,233
	315,164	340,000

	464,772	449,233

Shareholders' equity
Share capital [note 9]	338,154	321,049
Warrants [note 9]	17,926	17,926
Deficit	(12,146)	—

	343,934	338,975

	808,706	788,208

Commitments and contingencies [note 15]

On behalf of the Board:

André Tremblay Director, President and Chief Executive Officer	André Bureau Director and Chairman of the Board

See accompanying notes.

36                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Consolidated Statements of Net Income (Loss) and Deficit

[In thousands of Canadian dollars, except for per-share data]

		Pre-reorganization [note 1]
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Revenues
Services	357,483	170,196	566,706	509,082
Products	35,610	7,498	24,356	32,408

	393,093	177,694	591,062	541,490

Costs and expenses [notes 10 and 12]
Cost of services	123,029	59,079	187,042	193,539
Cost of products	93,552	23,416	102,110	143,214
Selling and marketing	73,185	24,585	103,953	119,410
General and administrative	55,306	32,058	106,945	95,130
Restructuring charges [note 10]	—	—	7,494	5,226
Depreciation and amortization [note 10]	46,771	59,388	465,815	177,990

	391,843	198,526	973,359	734,509

Operating income (loss)	1,250	(20,832)	(382,297)	(193,019)
Interest income	2,609	1,888	5,479	6,553
Interest expenses [note 10]	(14,817)	(70,608)	(226,829)	(224,237)
Foreign exchange gain (loss)	13,926	136,553	926	(51,129)
Gain on financial instruments [note 10]	—	—	6,570	—
Write-down of deferred financing costs and deferred gain and loss on financial instruments [note 10]	—	—	(16,947)	—
Gain (loss) on investments, marketable securities and other assets [note 10]	2,578	312	(16,086)	(33,093)
Share of net loss in investees	—	—	(13,212)	(5,282)

Income (loss) before income taxes	5,546	47,313	(642,396)	(500,207)
Income tax benefit (expense) [note 13]	(587)	(1,796)	71,895	1,722

Net income (loss)	4,959	45,517	(570,501)	(498,485)
Accretion on redemption price — Preferred Shares [note 9]	(17,105)	—	—	—

Net income (loss) applicable to Class A and Class B Shares (for the eight months ended December 31, 2003 only)	(12,146)	45,517	(570,501)	(498,485)
Deficit, beginning of period	—	(2,466,674)	(1,896,173)	(1,397,688)

Deficit, end of period	(12,146)	(2,421,157)	(2,466,674)	(1,896,173)
Basic and diluted earnings (loss) per share [note 11]	(3.22)	0.19	(2.37)	(4.56)

See accompanying notes.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  37

Consolidated Statements of Cash Flows

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
	[In thousands of Canadian dollars, except for per-share data]
OPERATING ACTIVITIES
Net income (loss)	4,959	45,517	(570,501)	(498,485)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	46,771	59,388	465,815	177,990
Accreted interest on long-term debt	2,693	13,425	72,762	158,194
Amortization of deferred financing costs	—	—	9,128	7,674
Income tax provision	(507)	—	(73,519)	(3,966)
Foreign exchange (gain) loss	(14,542)	(130,166)	(493)	50,281
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	—	16,947	—
Reversal of provision for sales tax	—	—	(13,806)	—
Gain on financial instruments	—	—	(6,570)	—
Loss (gain) in value of investments and marketable securities	(2,436)	14	16,005	33,079
Gain on disposal of assets	—	(326)	—	—
Share of net loss in investees	—	—	13,212	5,282

	36,938	(12,148)	(71,020)	(69,951)
Changes in operating assets and liabilities [note 14]	17,616	26,665	30,038	(52,303)

Cash provided by (used in) operating activities	54,554	14,517	(40,982)	(122,254)

INVESTING ACTIVITIES
Decrease (increase) in short-term investments and marketable securities	(51,015)	73,680	75,851	35,529
Additions to property, plant and equipment	(67,318)	(5,500)	(124,683)	(277,395)
Additions to intangible assets	—	—	—	(130,000)
Proceeds from termination of derivative instruments	—	—	31,041	—
Additions to long-term investments and other non-current assets	(133)	—	(3,728)	(12,023)
Proceeds from the sale of long-term investments	2,581	2,089	949	—

Cash provided by (used in) investing activities	(115,885)	70,269	(20,570)	(383,889)

FINANCING ACTIVITIES
Issuance of shares	—	—	—	450,755
Share issuance costs	—	—	—	(11,434)
Increase in long-term debt	—	—	100,000	270,813
Repayment of long-term debt	(7,340)	—	(10,732)	(270,809)
Deferred financing costs	—	—	(19,742)	(1,555)

Cash provided by (used in) financing activities	(7,340)	—	69,526	437,770

Increase (decrease) in cash and cash equivalents for the period	(68,671)	84,786	7,974	(68,373)
Cash and cash equivalents, beginning of period	111,765	26,979	19,005	87,378

Cash and cash equivalents, end of period	43,094	111,765	26,979	19,005

Additional information
Interest paid	12,710	13	82,348	49,933
Income taxes paid	1,034	639	2,294	2,249

See accompanying notes.

38                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Notes to Consolidated Financial Statements

December 31, 2003

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

1.     Description of Business, Financial Reorganization and Basis of Presentation

Description of business

        Microcell Telecommunications Inc. ["Microcell"] is incorporated under the Canada Business Corporations Act ["CBCA"] and is a provider of wireless telecommunications services in Canada. As at December 31, 2003, Microcell conducted its wireless communications business through two wholly-owned subsidiaries [collectively, the "Company"], which were: Microcell Solutions Inc. ["Solutions"] and Inukshuk Internet Inc. ["Inukshuk"].

        Solutions operates a Global System for Mobile Communications ["GSM"] network across Canada and markets Personal Communications Services ["PCS"] and General Packet Radio Service ["GPRS"] under the Fido brand name pursuant to a 30Mhz PCS License [the "PCS License"] issued by the Minister of Industry (Canada) ["Industry Canada"].

        Inukshuk was awarded Multipoint Communication Systems ["MCS"] Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. In November 2003, Inukshuk entered into a new venture with two partners which, depending on the results of phase 1 of the project, may result in the deployment of a MCS network in Canada. As at December 31, 2003, the activities of this venture were not significant for the Company.

        The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

        On May 1, 2003, the predecessor company of Microcell ["Old Microcell"], and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies' Creditors Arrangement Act ["CCAA"] and CBCA. The terms of Old Microcell's restructuring plan are set out in Old Microcell's plan of reorganization and of compromise and arrangement [the "Plan"], a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 [the "Circular"] filed on SEDAR on February 19, 2003 and on EDGAR with the U.S. Securities and Exchange Commission ["SEC"] on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell became a holding company for Old Microcell, its previous subsidiaries, which amalgamated together to form Solutions and Inukshuk. The Board of Directors was replaced by a new Board of Directors and Microcell's long-term debt obligations decreased by approximately $1.6 billion. On December 31, 2003, Old Microcell was liquidated into Microcell.

        Prior to May 1, 2003, Old Microcell's Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares ["Class A Shares"], new Class B Non-Voting Shares ["Class B Shares"] and warrants. Two series of warrants [collectively the "Warrants"] were issued pursuant to the Plan: [i] 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $19.91 per share [the "Warrants 2005"]; and [ii] 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $20.69 per share [the "Warrants 2008"].

        For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

Basis of presentation

        Effective May 1, 2003, the date of reorganization, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were revalued at estimated fair values and Microcell's deficit was eliminated. Microcell determined that its enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  39

        The following table summarizes the adjustments recorded to implement the financial reorganization and to reflect the fresh start basis of accounting:

	Microcell as at April 30, 2003 Prior to reorganization $	Reorganization and fresh start adjustments $	Microcell as at May 1, 2003 After adjustments $
Assets
Current assets	288,849	(36,762)[i]	252,087
Property, plant and equipment	602,066	(312,374)[i]	289,692
Intangible assets	2,727	238,475 [i]	241,202
Long-term investments and other assets	8,972	(3,745)[i]	5,227

	902,614	(114,406)	788,208

Liabilities
Accounts payable and accrued liabilities	196,501	(131,475)[ii]	65,026
Deferred revenues	34,207	—	34,207
Current portion of long-term debt	10,000	—	10,000

	240,708	(131,475)	109,233
Senior Secured Term Loans	543,925	(203,925)[ii]	340,000
Senior Discount Notes	1,369,690	(1,369,690)[ii]	—

	2,154,323	(1,705,090)	449,233

Shareholders' equity (deficiency)
Share capital	1,167,678	(846,629)[ii]	321,049
Warrants	1,770	16,156 [ii]	17,926
Deficit	(2,421,157)	2,421,157	—

	(1,251,709)	1,590,684	338,975

	902,614	(114,406)	788,208

Summary of adjustments

[i]
The Company revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Company following the financial reorganization. This resulted in a reduction of the current assets [mainly consisting of the deferred charges incurred during the recapitalization process], the property, plant and equipment, the long-term investments and the accrued liabilities. The Company also assigned a value, calculated at management's best estimate of fair value, to the Company's intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

[ii]
Pursuant to the Plan, the Senior Secured Term Loans of Old Microcell [carrying value of $553.9 million], the unpaid accrued interest [$12.2 million], and a net payable to Old Microcell's secured creditors relating to cross currency and interest rate swaps terminated in December 2002 [$9.4 million], were converted into a term loan of $300 million [the "Tranche B Debt"], a term loan of $50 million [the "Tranche C Debt"], 11,766,667 First Preferred Shares [$176.5 million] and 3,600,186 Second Preferred Shares [$54 million] for a total equity interest in the new Company of 68% and 95.6% of voting rights.

  Old Microcell's Senior Discount Notes [carrying value of $1.4 billion] and the unpaid accrued interest thereon [$103.6 million] were converted into 3,600,186 Second Preferred Shares [$54 million], 30,000 Class A Shares [$0.3 million], 3,578,676 Class B Shares [$36 million], 1,329,312 Warrants 2005 [$1.5 million] and 2,215,521 Warrants 2008 [$4.4 million] for a total equity interest in the new Company of 31.9% and 4.4% of voting rights.

  The shareholders of Old Microcell [carrying value of $1.2 billion] received 22,469 Class B Shares [$0.2 million], 2,668,990 Warrants 2005 [$3.1 million] and 4,448,422 Warrants 2008 [$8.9 million] for a total equity interest in the new Company of 0.1% and no voting rights.

Comparative figures

        Comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the Plan nor the application of fresh start accounting.

40                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

2.     Summary of Significant Accounting Policies

        These Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. As further described in note 18, these accounting principles differ in certain respects from those that would have been followed if these financial statements had been prepared in conformity with accounting principles generally accepted in the United States ["US GAAP"] and related rules and regulations adopted by the SEC.

        The preparation of financial statements by management in accordance with Canadian GAAP requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Use of estimates

        The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

        The Consolidated Financial Statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures, if any, in which the Company participates. Intercompany transactions and balances are eliminated on consolidation.

        The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

        Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. City Fido's activation fees are deferred and recognized as revenue over the estimated life of a subscriber. Sales of products such as handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to retailers, the revenue for airtime is measured at the amount paid by the subscriber and is recorded when services are provided to the subscriber. Commissions paid on prepaid airtime vouchers to third-party retailers are classified within cost of products and cost of services.

Subscriber acquisition costs

        The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in the cost of products.

Advertising costs

        Advertising costs are expensed as incurred.

Cash equivalents

        Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

        Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value. As at December 31, 2003, interest rates on most of the short-term investments vary from 2.5% to 2.8% [3.5% on May 1, 2003].

Marketable securities

        Marketable securities are recorded at the lower of cost and fair market value.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  41

Inventories

        Inventories consist of handsets, subscriber identity module ["SIM"] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Property, plant and equipment

        Property, plant and equipment are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are put into service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network — Switches	7 years
PCS network — Infrastructure and towers	20 years
PCS network — Radio equipment	8 years
Application hardware and software	5 years
Computer hardware and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

        For property, plant and equipment that existed as at May 1, 2003, the above periods of depreciation were reduced in order to reflect a new cost basis as a result of applying fresh start accounting.

        The cost of maintenance and replacement of minor items of property, plant and equipment are charged to maintenance expense. Enhancements and improvements are capitalized.

Intangible assets

        Intangible assets consist of the Company's PCS License, the Fido brand name and the customer list. The customer list is amortized over 30 months. The PCS License and the Fido brand name were determined to have an indefinite useful life and are not being amortized.

        The annual licensing fees are charged to expense as incurred.

Impairment of long-lived assets

        When events or changes in circumstances indicate that the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and intangible assets subject to amortization, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

        Intangible assets that are not subject to amortization are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the carrying amount with the fair value of the intangible asset. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

        Impairment charge, if any, is presented within depreciation and amortization expense of the related long-lived assets in the statement of income (loss).

Derivative instruments

        Derivative financial instruments are accounted for at fair value with changes in fair value affecting income unless designated as effective hedges in which case the gains (losses) on these instruments are recognized in the income statement when the hedged item affects earnings. As at December 31, 2003, the Company has not designated its financial instruments as hedges [see note 8].

Financing costs

        The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

42                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Stock option plan

        The Company has a stock option plan, which is described in note 9. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method [see note 9].

        Up to December 31, 2003, no compensation expense was recognized for these plans when stock options were issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

        The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be realized or settled. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized and will first be applied to reduce the unamortized amount of intangible assets that were recognized as at May 1, 2003.

Research and development

        Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Foreign currency

        The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

        Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Class A Shares and Class B Shares. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities, which have a dilutive effect.

Recent developments

        The CICA modified Section 3870, Stock-based compensation and other stock-based payments. This section has been amended to require the expensing of certain stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, the Company will apply this new standard retroactively, without restatement, beginning January 1, 2004, for options granted since May 1, 2003. Consequently, the opening deficit as at January 1, 2004 will be adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

        The CICA also modified Section 3860, Financial instruments — disclosure and presentation. This section has been amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares when the instrument that embodies the obligations does not establish an ownership relationship. The new standard is effective for fiscal years beginning on or after November 1, 2004. Initial application should be recognized on a retroactive basis and disclosed as an accounting policy change. As a result, the Company assesses that its Preferred Shares having an accreted value of $296.9 million and $284.5 million as at December 31, 2003 and May 1, 2003, respectively, which are classified as equity instruments under current rules, would have to be reclassified as liabilities. The accreted of their redemption price of $17.1 million during the eight-month period ended December 31, 2003 presented as an adjustment to the retained earnings (deficit) would have to be presented as an interest expense in the determination of the net income (loss). There would be no impact on the net loss attributable to Class A and B Shares and on the earnings per share.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  43

3.     Receivables

	December 31, 2003 $	May 1, 2003 $
Trade receivables	79,901	73,553
Allowance for doubtful accounts	(6,627)	(3,164)
Taxes receivable	3,164	2,830
Interest receivable	358	13

	76,796	64,552

4.     Property, Plant and Equipment

	December 31, 2003		May 1, 2003
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
PCS network
Switches	137,461	18,008	119,034	—
Infrastructure and towers	111,564	6,034	96,303	—
Radio equipment	51,747	4,410	33,931	—
Application hardware and software	37,912	7,822	26,991	—
Computer hardware and software	8,280	1,346	5,277	—
Office furniture and equipment	4,860	618	4,491	—
Leasehold improvements	5,187	732	3,665	—

	357,011	38,970	289,692	—
Accumulated depreciation	38,970		—

Net carrying value	318,041		289,692

        The PCS network includes PCS network construction in progress, amounting to $7.7 million as at December 31, 2003.

5.     Intangible Assets

	December 31, 2003 $	May 1, 2003 $
PCS License	188,002	188,002
Fido brand name	28,493	28,493
Customer list, net of accumulated amortization of $7.4 million as at December 31, 2003	17,324	24,707

	233,819	241,202

        Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada's discretion. Revocation is rare and licenses have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The Company intends to renew the PCS License indefinitely, and expects to be able to do so. The technology used in wireless telecommunications is not expected to be replaced by another technology in the foreseeable future. In December of 2003, Industry Canada issued its Spectrum Licensing Policy for Cellular and Incumbent Personal Communications Services, in which it announced the results of its review of the PCS terms, fees and conditions, as well as its intention to renew the Company's PCS License up to March 31, 2011. Industry Canada also announced its intention to renew the PCS License every 10 years instead of every 5 years. Therefore, the Company anticipates generating sales and cash flows under its PCS License for an indefinite period of time and as a result, has classified the PCS License under this basis.

        The Company has determined that its Fido brand name has an indefinite life because there are no legal, regulatory, contractual or other factors that limit the useful life of the brand name, the Company considers the brand name to be effective in the marketplace and the Company anticipates generating sales and cash flows under this brand name for an indefinite period of time.

44                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

6.     Long-Term Investments and Other Non-Current Assets

	December 31, 2003 $	May 1, 2003 $
Equity interest in a venture capital entity, at equity	3,955	4,100
Other equity interest, at cost	189	189
Other non-current assets	653	938

	4,797	5,227

7.     Accounts Payable and Accrued Liabilities

	December 31, 2003 $	May 1, 2003 $
Accounts payable — trade	46,548	35,793
Accounts payable — property, plant and equipment	16,420	8,513
Wages and benefits	22,636	13,123
Other current liabilities	6,030	7,597

	91,634	65,026

8.     Long-Term Debt

	December 31, 2003 $	May 1, 2003 $
Tranche B Debt	271,769	300,000
Tranche C Debt	52,693	50,000

	324,462	350,000
Less current portion of principal	(9,298)	(10,000)

	315,164	340,000

        The minimum contractual payments of Tranche B Debt and Tranche C Debt for the next five years are as follows: $9.3 million in 2004; $9.3 million in 2005; $13.9 million in 2006; $13.9 million in 2007; and $225.5 million in 2008.

        The financing arrangements of the Company, as at December 31, 2003, consisted of the following credit agreements:

Tranche A Facility

        The Company has access to a revolving bank credit facility [the "Tranche A Facility"] of $25 million, which bears interest at the prime rate plus 2.5%, base rate plus 2.5% or bankers' acceptance rate plus 3.5%. Pursuant to the terms of the credit agreement of the Tranche A Facility, the Company is entitled to raise up to an additional $50 million in revolving bank credit facility. The Tranche A Facility is payable in April 2006. A commitment fee computed at the rate of 1.0% per annum on the aggregate undrawn amount of the Tranche A Facility is payable on a quarterly basis. The Tranche A Facility is collateralized by a first lien on all of the Company's assets. As at December 31, 2003 and May 1, 2003, no amounts were drawn on this facility.

Tranche B Debt

        The Tranche B Debt, a term loan in the amount of $300 million, comprising a Canadian dollar series in the amount of $104.8 million and a U.S. dollar series with a principal amount equivalent to Canadian $195.2 million [US$134.3 million]. The Tranche B Debt bears interest at the prime rate plus 3.0%, base rate plus 3.0% or bankers' acceptance rate plus 4.0%.The Tranche B Debt is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all of the Company's assets. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount was reimbursed in 2003; 3.33% will be reimbursed in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008. As at December 31, 2003, the effective interest rate on Tranche B Debt was 6.5%.

        The Company entered into swap transactions with a preferred shareholder, who is also a lender, to manage its exposure to foreign exchange rate fluctuations on part of the U.S. dollar-denominated portion of the Tranche B Debt; the Company swapped, in November 2003, $50 million [US$35.5 million] of the principal of the Tranche B Debt at a rate of 1.4072 and $50 million [US$36.7 million] of the principal of the Tranche B Debt at a rate of 1.3634. The swap transactions have a duration of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss).

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  45

Tranche C Debt

        The Tranche C Debt, a term loan in the amount of $50 million, is payable in April 2013. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at the Company's discretion: [i] in cash; or [ii] accruing and compounding such interest semi-annually until paid. As at December 31, 2003, $2.7 million of such accreted interest has been capitalized to the Tranche C Debt. The Tranche C Debt is collateralized by a third lien on all of the Company's assets.

Covenants

        Under the above credit agreements, the Company is committed to respect certain covenants, including restrictions on the ability to incur certain indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers.

        The Company must also maintain certain financial covenants and ratios under the credit agreements of the Tranche A Facility and Tranche B Debt, including minimum EBITDA [as defined in the credit agreements], number of subscribers, average retail revenue per subscriber per month, liquidity and maximum capital expenditures.

Excess cash flow sweep

        The Articles of the Company, and the credit agreements governing the Tranche B Debt and Tranche C Debt, require the Company to make the following payments to the Tranche B Debt and Tranche C Debt lenders and to the holders of First and Second Preferred Shares [or Units if issued]: [i] the net sale proceeds of material asset sales [sale of more than $2 million]; [ii] 75% of the amount calculated each fiscal year equal to excess cash flow [as this term is defined in the Articles of the Company and in the credit agreements]; and [iii] 75% of the amount of net proceeds from equity offerings [including proceeds from the exercise of Warrants]. Each payment on account of material asset sales and net proceeds from equity offerings has to be made within five business days following receipt of the proceeds thereof, and each payment hereunder on account of excess cash flow has to be made on or before March 31 of each fiscal year, commencing on March 31, 2004, with respect to the excess cash flow [if any] for the previous fiscal year.

        Subject to the maintenance of a minimum cash balance of $45 million as at each year-end [prior to the Company's 25% share of such year's excess cash flow], such amounts are to be applied in the order of priority set forth below when First and Second Preferred Shares are issued: [i] repayment of the Tranche B Debt, up to 25% of the principal amount thereof; [ii] payment of interest on the Tranche C Debt; [iii] payment of dividends on the First Preferred Shares; [iv] until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued; [v] payment of dividends on the Second Preferred Shares; [vi] until May 1, 2008, redemption of up to 75% of the number of Second Preferred Shares originally issued; [vii] after May 1, 2008, on a pro rata basis, repayment of remaining principal amount of the Tranche C Debt and redemption of First Preferred Shares originally issued; and [viii] after May 1, 2008, redemption of the remaining Second Preferred Shares. If First and Second Units are issued, the order of priority set forth above is substantially similar, with the exception that the repayment of First and Second Units is limited to 25% until May 1, 2008.

        As of December 31, 2003, the Company reimbursed $0.4 million to the Tranche B Debt, under the excess cash flow sweep rules, following the sale of its equity investment in Saraide Inc.

9.     Share Capital

Authorized

An unlimited number of Class A Shares;

An unlimited number of Class B Shares;

An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares; and

An unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares.

Class A Shares

Dividends and Rights upon liquidation

        Holders of Class A Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class B Shares, on a per share basis.

46                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Exchange Rights

        Each Class A Share may, at the option of the holders, be exchanged at any time into one Class B Share.

Class B Shares

Dividends and Rights upon liquidation

        Holders of Class B Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class A Shares, on a per share basis.

Exchange Rights

        The Class B Shares are exchangeable,at the option of the holders,into Class A Shares on a share-for-share basis,in the following circumstances: [i] any time upon provision by a holder of Class B Shares of a residency declaration to the Company's transfer agent certifying that the holder is a Canadian; [ii] upon a bid being made for the Class A Shares where no equivalent bid is made for the Class B Shares, for the purposes of allowing the Class B Shares to tender to an exclusionary bid; and [iii] automatically upon the repeal or relaxation of the Canadian rules governing the Company's ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

First and Second Preferred Shares, excluding First and Second Preferred 2 Shares [the "Preferred Shares"]

Rights upon liquidation

        Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS Redemption Price [as described below] plus any declared but unpaid dividends.

        Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the Preferred Share Redemption Price [as described below] plus any declared but unpaid dividends.

Non-cumulative dividend

        The holders of Preferred Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash.

Maturity

        The Preferred Shares shall be mandatorily redeemed on May 1, 2013.

Redemption price

        The redemption price of each Preferred Share [the "PS Redemption Price"] is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by [i] an amount equal to the dividend accrued during such period; less [ii] the amount of any cash dividend that has been declared and paid in respect of such semi-annual period. As at December 31, 2003, the PS Redemption Price is estimated to be $15.91 per share. In the event of any redemption or mandatory conversion of Preferred Shares other than as at the end of a semi-annual period, the PS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

        The Preferred Shares are redeemable as follows: [i] in whole or in part at any time at the option of the Company at the then current PS Redemption Price, payable in cash, provided however that holders of Preferred Shares may exercise any conversion rights prior to any such redemption; [ii] at maturity, [a] mandatorily at a price per share equal to the then current PS Redemption Price payable in cash or [b] at the Company's option, if the Class A Shares and the Class B Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Shares or Class B Shares [as the case may be] equal to the PS Redemption Price divided by the average share price of such shares; [iii] mandatorily prior to maturity at the then current PS Redemption Price to the extent that the Company has funds available for such purpose [determined by reference to certain thresholds established in the Articles]; and [iv] at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current PS Redemption Price by issuing Units composed of a note and a Preferred Voting 2 Share or Preferred Non-Voting 2 Share.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  47

Intra class exchange rights

        The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, and the Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances: [i] at any time upon provision by a holder of Preferred Non-Voting Shares of a residency declaration to the Company's transfer agent certifying that the holder is a Canadian; [ii] upon a bid being made for the Preferred Voting Shares where no equivalent bid is made for the Preferred Non-Voting Shares for the purposes of allowing the Preferred Non-Voting Shares to tender to an exclusionary bid; [iii] automatically upon the repeal or relaxation of the Canadian rules restricting the Company's ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law. The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis.The Second Preferred Voting Shares are exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

Conversion features

        The Preferred Shares have the following conversion features: [i] at any time, the Preferred Voting Shares and the Preferred Non-Voting Shares are convertible, at the option of the holders, into Class A Shares and Class B Shares, respectively, on a share-for-share basis; [ii] if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Shares or Class B Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current PS Redemption Price and the proceeds thereof are used as provided in the Articles, the Preferred Voting Shares and the Preferred Non-Voting Shares that remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Shares and Class B Shares, respectively, on a share-for-share basis; and [iii] if at any time on or after May 1, 2008, on the 25th day [or if such day is not a trading day, then on the next following trading day] following the release by the Company of its quarterly or annual financial statements, as the case may be, the Preferred Voting Shares and the Preferred Non-Voting Shares are in-the-money [namely that the PS Redemption Price is less than the average share price of the Class A Shares and Class B Shares], they will be converted automatically into Class A Shares and Class B Shares respectively on a share-for-share basis.

        Upon conversion of any Preferred Voting Shares or Preferred Non-Voting Shares into Class A Shares or Class B Shares, the holders of such Preferred Voting Shares or Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the PS Redemption Price.

Anti-layering provisions

        The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares [or First Units, if issued] representing in the aggregate an initial issue price in excess of $75 million, or Second Preferred Shares [or Second Units, if issued] representing in the aggregate an initial issue price in excess of $50 million, the approval: [i] by written resolution signed by the holders of a majority of the aggregate number [or principal amount, as the case may be] of First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] then outstanding or [ii] by a majority of the holders of First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either [X] issue any shares ranking prior to or pari passu with the First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] or [Y] incur funded debt [other than permitted debt under the Company's credit facilities, First Units and Second Units], as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA [as defined in the credit agreements], calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Excess cash flow sweep

        The Preferred Shares are subject to the excess cash flow sweep described in note 8 of these Financial Statements.

First and Second Preferred 2 Shares [the "Preferred 2 Shares"]

Rights upon liquidation

        Holders of First Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the Preferred 2 Shares Redemption Price [the "PS2 Redemption Price", as described below] plus any declared but unpaid dividends. Holders of Second Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred 2 Shares, an amount per share equal to the PS2 Redemption Price [as described below] plus any declared but unpaid dividends.

48                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Dividends

        The holders of Preferred 2 Shares are not entitled to receive any dividends in respect thereof.

Redemption

        The Preferred 2 Shares will be automatically redeemed at the PS2 Redemption Price [as described below] upon the repayment, redemption or conversion of the First and Second Units, as the case may be, of which they form part. The PS2 Redemption Price is equal to $0.0001 per Preferred 2 Share.

First and Second Units [the "Units"]

        The Units are hybrid instruments designed to duplicate the economic interest and other features [including as to voting entitlements] attaching to the Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share [in the case of First Units] or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share [in the case of Second Units]. The First Units are senior in right of payment to the Second Units. As at December 31, 2003, no Units were issued.

Issued

Number of shares issued

	First Preferred Voting Shares	First Preferred Non-Voting Shares	Second Preferred Voting Shares	Second Preferred Non-Voting Shares	Class A Shares	Class B Shares
Balance as at May 1, 2003	544,828	11,221,839	106,400	7,093,972	30,000	3,601,145
Converted	(292,532)	193,365	(91,618)	(114,444)	38	305,191

Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336

Carrying value of shares issued

	First Preferred Voting Shares $	First Preferred Non-Voting Shares $	Second Preferred Voting Shares $	Second Preferred Non-Voting Shares $	Class A Shares $	Class B Shares $	Total Value of Shares $
Balance as at May 1, 2003	8,172	168,328	1,596	106,410	302	36,241	321,049
Converted	(4,510)	2,978	(1,412)	(1,755)	(2)	4,701	—
Accretion on redemption price	352	10,311	51	6,391	—	—	17,105

Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154

Warrants

	December 31, 2003 $	May 1, 2003 $
3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328

	17,926	17,926

        In connection with the Plan, the Company issued on May 1, 2003 two series of warrants entitling holders thereof, at any time, to purchase one Class A Share or Class B Share, as the case may be, for each warrant at the exercise price until their maturity on May 1, 2005 and May 1, 2008, respectively.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  49

Employee stock purchase plan

        The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. The Company makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant's contribution during the year [up to 5% of the participant's salary].The Company's contribution is executed only if, on June 30 of the following year, the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. The Company may choose to make its contribution in treasury shares or to deposit with the administrative agent of the plan a sufficient amount of money to enable the administrative agent of the plan to purchase the appropriate number of shares in the market. The total number of treasury Class A Shares and Class B Shares that can be issued by the Company in order to make its contribution pursuant to this plan shall not exceed 250,000 shares. As at December 31, 2003, no shares were issued under this stock purchase plan.

Stock option plan

        A new stock option plan was implemented on May 1, 2003. The new stock option plan, as amended on November 20, 2003, authorizes the issuance of up to 3,000 Class A Shares and 2,006,818 Class B Shares. The Board may amend, supersede or terminate the stock option plan.

        The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of Class A Shares or Class B Shares of the Company covered by each of such options, the date of grants and the subscription price of each option. Each option allows its holder to acquire one Class A Share or one Class B Share, as the case may be, at its exercise price following the vesting period. Options granted under the stock option plan have the terms and conditions, including exercise price, vesting and expiration, as established by the Board, from time to time, provided that the pricing of options is in accordance with the requirements of the Toronto Stock Exchange and is not less than the market prices for the Class A Shares and Class B Shares at the time of the grant of options.

        During the eight-month period ended December 31, 2003, the Company granted 1,781,359 options and 48,400 options were forfeited. As a result, 1,732,959 options were outstanding as of December 31, 2003. 50%, 25% and 25% will vest and become exercisable on the second, third and fourth anniversaries of the grant. Accelerated vesting will be applicable after the first anniversary date of the grant in the event that the market price of the shares reaches a certain level.

		Pre-reorganization
Weighted-averaged assumptions	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Expected dividend yield	—%	—%	—%	—%
Expected share price volatility	64.6%	107.9%	107.9%	89.8%
Expected life	5.0 years	5.5 years	5.5 years	5.5 years

        For the purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options' vesting periods.

        All the outstanding options granted under the prior stock option plan were cancelled upon the implementation of the Company's financial reorganization on May 1, 2003.

50                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Pro forma disclosure regarding stock options plan:

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Net income (loss) for basic earnings (loss) per share calculation	(12,146)	45,517	(570,501)	(498,485)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value-based method had been applied to all awards as reported	(1,327)	(1,577)	(2,228)	(6,155)

Pro forma net income (loss) as if the fair value-based method had been applied to all awards	(13,473)	43,940	(572,729)	(504,640)

Basic and diluted earnings (loss) per share as if the fair value-based method had been applied to all awards	(3.57)	0.18	(2.38)	(4.62)

        The following table summarizes information about stock options outstanding, none of which were exercisable, as of December 31, 2003:

	Options outstanding
Range of exercise prices	Number outstanding as at December 31, 2003	Weighted-average remaining life	Weighted-average exercise price
$10.50 to $11.25	1,648,544	4.48 years	10.51
$17.75 to $18.74	84,415	4.20 years	18.51

$10.50 to $18.74	1,732,959	4.46 years	10.90

10.   Supplementary Consolidated Statement of Net Income (Loss) Information

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Depreciation and amortization
Property, plant and equipment	38,970	59,121	240,384	176,712
Intangible assets	7,383	—	223,399	—
Other non-current assets	418	267	2,032	1,278

	46,771	59,388	465,815	177,990

Interest expenses
Interest on long-term debt	14,705	70,174	208,389	202,429
Other interest	112	434	7,867	13,459
Amortization of deferred financing costs	—	—	10,573	8,349

	14,817	70,608	226,829	224,237

Other information
Bad debt expense	2,853	4,153	32,306	16,148
Advertising costs	31,823	8,290	37,341	33,293

        Intangible assets' amortization for the next two years is expected to be approximately $8.6 million per year. Costs of products and costs of services are exclusive of depreciation and amortization, which are shown separately.

Post-reorganization

Gain (loss) on investments, marketable securities and other assets

        During the eight-month period ended December 31, 2003, the Company received proceeds of $2.4 million following the sale of its equity investment in Saraide Inc., which was previously written down to a value of nil. The entire amount was recorded as a gain on investments.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  51

Pre-reorganization

Impairment of assets

        In 2002, the Company wrote down the value of its MCS Licenses to nil and an impairment charge of $223.4 million was recorded and included with depreciation and amortization of intangible assets. A related deferred income tax recovery of $72.9 million was also recorded. Also included with depreciation and amortization of property, plant and equipment in 2002 was an impairment charge of $37.3 million as a result of write-downs related to the network and to application software.

        In light of the decline in market conditions for high-technology companies, the Company reduced the value of certain of its investments to their net estimated realizable value. Accordingly, write-downs of $11.8 million were recorded in 2002 and $28.0 million in 2001.

Restructuring charges

        In 2002, the Company laid off approximately 350 employees [approximately 200 in 2001] to adjust its work force to the requirements of its operating plan. The restructuring charges of $7.5 million recorded in 2002 [$5.2 million in 2001] relate primarily to severance payments to the employees laid off.

Gain on financial instruments

        During 2002, the Company terminated cross-currency swaps, interest rate swaps and hedging agreements related to the old long-term debt. These terminations generated net proceeds of $21.5 million, net deferred gain of $3.1 million and gain on financial instruments of $5.5 million. The net gain on financial instruments in 2002 also includes the amortization of the deferred gains of $1.4 million and the amortization of the deferred losses generated by the termination of the interest rate swaps of $0.3 million.

Write-down of deferred financing costs and deferred gain and loss on financial instruments

        In 2002, the Company wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.7 million of deferred gain on financial instruments for a net total of $16.9 million, all of which related to the Company's long-term debt, which was in default as at December 31, 2002.

11.   Earnings (Loss) per Share

        The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Net income (loss) for diluted earnings (loss) per share calculation	4,959	45,517	(570,501)	(498,485)
Accretion on redemption price of First and Second Preferred Shares	(17,105)	—	—	—

Net income (loss) for basic earnings (loss) per share calculation	(12,146)	45,517	(570,501)	(498,485)

Denominator: (in thousands)	Number	Number	Number	Number
Weighted-average number of shares outstanding	3,774	240,217	240,204	108,915
Shares issuable pursuant to the exercise of initial warrants	—	253	253	297

Number of shares for basic earnings (loss) per share calculation	3,774	240,470	240,457	109,212
Additional shares for diluted loss per share calculation	—	—	—	3,312
Shares issuable pursuant to the conversion of Preferred Shares	18,662	—	—	—
Shares issuable pursuant to the exercise of stock options	463	—	—	—

Number of shares for diluted earnings (loss) per share calculation	22,899	240,470	240,457	112,524

Basic and diluted earnings (loss) per share (in dollars)	(3.22)	0.19	(2.37)	(4.56)

        Basic and diluted earnings (loss) per share are identical, as the effect of dilutive securities is antidilutive.

52                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

12.   Related Party Transactions

        Since May 1, 2003, certain holders of the long-term debt and the derivative instruments are also shareholders of the Company.

        During the pre-reorganization period, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies. These transactions are undertaken in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due from or to related parties are payable or receivable in cash on demand. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements, excluding amounts related to long-term debt and derivative instruments, is as follows:

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Costs capitalized to property, plant and equipment and deferred charges	—	—	—	5,165
Cost of products and services	—	—	3,007	6,965
General and administrative services	—	103	304	562
Selling and marketing	—	—	—	225
Equipment sales and service revenues	—	—	4,698	5,470
Equipment purchases	—	—	224	192

13.   Income Taxes

        Significant components of the income tax benefit (expense) consist of the following:

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Current income tax benefit (expense) before the following:	(587)	(6,180)	(80,484)	(40,101)
Tax benefit of previously unrecognized losses and temporary differences	—	4,384	78,860	37,857

Current income tax benefit (expense)	(587)	(1,796)	(1,624)	(2,244)
Deferred income tax recovery related to reversal of temporary differences	—	—	73,519	3,966

Income tax benefit (expense)	(587)	(1,796)	71,895	1,722

        The reconciliation of income tax computed at the statutory income tax rates to the income tax benefit (expense) is as follows:

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Income tax benefit (expense) based on the combined statutory income tax rate of 33% [32% in 2002 and 33% in 2001]	(1,830)	(15,613)	205,567	165,068
Non-taxable portion of capital items	2,825	16,519	(3,665)	(14,596)
Unrecognized tax expense (benefit) of losses and temporary differences	(913)	(5,264)	(210,063)	(187,376)
Tax benefit of previously unrecognized losses and temporary differences	—	4,384	78,860	37,857
Large corporations tax	(587)	(1,796)	(1,624)	(2,244)
Other	(82)	(26)	2,820	3,013

Income tax benefit (expense)	(587)	(1,796)	71,895	1,722

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  53

        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 are as follows:

	December 31, 2003 $	May 1, 2003 $
Deferred income tax liabilities:
Deferred gains and other	2,779	517

Total deferred income tax liabilities	2,779	517

Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	416	416
Operating losses carried forward	542,552	612,370
Tax values of capital assets in excess of accounting values	55,849	40,553
Provisions and other temporary differences	23,906	25,651

Total deferred income tax assets	622,723	678,990
Valuation allowance	(619,944)	(678,473)

Net deferred income tax assets	2,779	517

Net deferred income tax	—	—

        Approximately $1.8 billion of the operating losses carried forward and $200 million of temporary differences existed at the date of the Company's financial reorganization as described in note 1. The tax benefits related to these operating losses carried forward and temporary differences were not included in the assets as part of the fresh start accounting, as a valuation allowance of approximately $678 million was provided. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized losses carried forward and temporary differences will be realized, they will be applied to reduce unamortized intangible assets to nil. During the period of eight months ended December 31, 2003, no amount of tax benefits related to these losses and temporary differences was realized.

        As at December 31, 2003, the Company had net operating losses carried forward for income tax purposes totaling $1.6 billion, which expire as follows: 2004, $217.8 million; 2005, $57.9 million; 2006, $283.7 million; 2007, $282.6 million; 2008, $322.0 million; 2009, $480.1 million. The Company had also approximately $234.5 million of deductible temporary differences.

        In addition, the use of tax losses carried forward will generally be restricted in future years to profits from those businesses carried on prior to the restructuring plan.

14.   Supplementary Information on Consolidated Statement of Cash Flows

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Receivables	(12,244)	(2,689)	13,783	(18,947)
Inventories	(5,728)	(4,035)	370	17,545
Prepaid license fees, rental sites and other prepaid	7,193	(14,188)	(1,235)	(980)
Deferred charges	(3,557)	9,481	(5,477)	(7,727)
Other current assets	(3,282)	(34,250)	6,754	13,116
Accounts payable and accrued liabilities	27,113	75,712	16,385	(61,289)
Deferred revenues	8,121	(3,366)	(542)	5,979

Net change in operating assets and liabilities	17,616	26,665	30,038	(52,303)

54                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

15.   Commitments and Contingencies

Operating leases

        The aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

$
2004	34,148
2005	29,774
2006	21,399
2007	17,528
2008	14,653
Subsequent to 2008	41,384

158,886

        Rental expenses for the eight months ended December 31, 2003 and for the four months ended April 30, 2003 amounted to $19.0 million and $9.7 million respectively [$29.7 million for 2002 and $29.5 million for 2001].

        Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs are expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligations and the associated exit costs will be provided for when such liabilities arise.

Letters of credit

        As at December 31,2003, the Company had outstanding letters of credit for an aggregate amount of $0.4 million [$1.3 million as at May 1,2003].

Supply agreement

        Under a supply agreement, the Company is committed until 2006 to acquire certain of its core wireless network equipment and call server products from a major supplier. Under this agreement, the Company has no unconditional purchase commitments.

PCS License

        On April 15, 1996, the Company was informed of the conditions attached to its PCS License, which had an initial term of five years. On March 29, 2001, Industry Canada renewed the Company's PCS License for a second five-year term, commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Canada Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS Licensees, including the Company, will be extended to March 31, 2011. Industry Canada also announced that it will make certain changes to the cellular and PCS License conditions, including granting licensees the power to divide and transfer their licenses, by both spectrum amount and geographic area.

        Other License conditions detailed in Gazette Notice DGRB-006-03 that apply to the Company include:

        [i] to comply with applicable spectrum aggregation limits; [ii] to comply with the Canadian ownership and control provisions; [iii] to ensure that radio stations are installed and operated in compliance with applicable regulations from Health Canada [electromagnetic field exposure] and Transport Canada [air navigation], and only after meaningful consultations have taken place with applicable local land use authorities; [iv] to invest a minimum of 2% of adjusted gross revenues resulting from operations in the spectrum, over the term of the License, in eligible research and development activities.As at December 31,2003,2% of the Company's adjusted gross revenues represented a cumulative amount of $26.7 million. Up to December 31, 2003, the Company has spent approximately $15.9 million; [v] to provide for and maintain lawful interception activities as authorized by law; and [vi] to offer PCS resale to other PCS Licensees on a non-discriminatory basis.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  55

MCS Licenses

        In November 2003, Inukshuk announced the creation of a new venture with two partners. The new company plans to build an MCS network to offer high-speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each partner owns one-third of the new company, which will operate as an independent entity. The first phase will allow partners to validate technological and commercial acceptance to develop a detailed business plan. The first commercial service launches are planned for early 2004. Inukshuk will contribute the use of 60 MHz of its MCS Licenses, but no monetary investment. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions. As of December 31, 2003, the venture was at an early stage of activities and had no significant impact on the Company's financial statements.

Litigations

        On April 10, 2002, ASP Wireless Net Inc., or ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from the Company. The breach alleged by ASP relates to Microcell's failure to provide ASP access to Microcell's PCS network. The Company considers ASP's claim frivolous and unfounded in fact and in law and intends to vigorously contest it.

        Furthermore, the Company is involved from time to time in other legal and regulatory proceedings incidental to its business. The Company does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on the Company.

16.   Financial Instruments

Concentration of credit risk

        The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses.The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Interest rate risk

        The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Foreign exchange rate risk

        The Company is subject to foreign exchange rate fluctuations as a portion of its assets and liabilities are unhedged and denominated in currencies other than Canadian dollars.

Fair value

        Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

        The fair value of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

        The fair value of the Tranche B Debt and Tranche C Debt is determined based on an amount quoted on the over-the-counter market at the balance sheet date. The fair value of the derivative instruments is determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institutions for similar derivative instruments.

        Fair values of the Company's financial instruments, as at December 31, 2003, where the fair values differ from the carrying amounts on the financial statements, are as follows:

	Carrying value $	Estimated fair value $
Tranche B Debt	271,769	266,334
Tranche C Debt	52,693	41,100

56                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

17.   Segmented Information

        In the preceding years, the Company carried out its operations through three strategic business segments: PCS, Wireless Internet and investments. As a result of the restructuring process, the Company realigned its cash flows to concentrate on the PCS activities. Consequently, the Company has determined that it operates in one segment since January 1, 2003, as the wireless internet and investments operations were no longer significant.

18.   Accounting Principles Generally Accepted in the United States

        These financial statements were prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Company's financial statements, which would be required to conform to U.S. GAAP.

Reconciliation of consolidated net income (loss) and comprehensive income (loss)

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Net income (loss) under Canadian GAAP	4,959	45,517	(570,501)	(498,485)
[a] Reversal of amortization of intangible assets	—	—	—	139
[b] Share of net income (net loss) in investees	—	(500)	4,772	(22,079)
[d] Development costs	—	—	6,108	(3,502)
[e] Stock compensation	—	—	478	(478)
[f] Interest expense	(17,105)	—	—	—
[g] Reorganization items	—	1,253,660	—	—
[d] Amortization of net deferred gain on financial instruments	—	—	(1,110)	—
[d] Amortization of other comprehensive income related to financial instruments	—	—	1,110	—
[i] Changes in fair market value of a fair value hedge	—	—	—	1,367
[i] Cumulative effect as of January 1, 2001 resulting from the adoption of SFAS 133	—	—	—	(900)
[h] Effect of legislated tax rate changes on deferred tax liabilities	—	—	—	25,771
[a] Impairment of intangible assets	—	—	(25,771)	—

Net income (loss) under U.S. GAAP	(12,146)	1,298,677	(584,914)	(498,167)
[c] Unrealized gain (loss) in value of marketable securities	—	(145)	(177)	322
[i] Changes in fair market value of cash flow hedges	—	—	367	(1,364)
[d] Reversal of cumulative income taxes related to changes in fair market value of cash flow hedges	—	—	1,036	—
[d] Amortization of other comprehensive income related to financial instruments	—	—	(1,110)	—
[i] Write-off of other comprehensive income related to financial instruments	—	—	(1,968)	—
[i] Cumulative effect as of January 1, 2001, resulting from the adoption of SFAS 133	—	—	—	3,939

Comprehensive income (loss) under U.S. GAAP	(12,146)	1,298,532	(586,766)	(495,270)

Basic and diluted earnings (loss) per share under U.S. GAAP [dollars]	(3.22)	5.40	(2.43)	(4.56)

Reconciliation of consolidated cash flow captions

        There are no significant differences between Canadian GAAP and U.S. GAAP, which affect the captions of the cash flow statements.

Reconciliation of consolidated balance sheet captions

	December 31, 2003			May 1, 2003
	Canadian GAAP $	Adjustments $	U.S. GAAP $	U.S. GAAP $
[f] Long-term debt, including short-term portion	(324,462)	(296,912)	(621,374)	(634,506)
[f] Share capital	(338,154)	296,912	(41,242)	(36,543)

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  57

[a] Amortization and impairment of intangible assets

        The PCS License, which included certain development costs, and other costs associated with obtaining the PCS License from Industry Canada were deferred under Canadian GAAP. Under U.S. GAAP, such development costs are expensed as incurred. This difference created a reversal of amortization of intangible assets of $0.1 million in 2001. During 2002, the Company wrote down the value of the MCS Licenses to nil. Prior to this write-down, the carrying values of these licenses were $249.2 million and $223.4 million under U.S. GAAP and Canadian GAAP respectively, representing a difference of $25.8 million.

[b] Investment in entity subject to significant influence

        Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

        In addition,under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

[c] Marketable securities

        Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value, net of income taxes, are recorded in other comprehensive income (loss).

[d] Deferred charges and other assets

        Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred. Under Canadian GAAP, a deferred gain or loss is recorded upon either the de-designation of a derivative financial instrument as a hedge or upon the early termination of a derivative financial instrument qualifying as a hedge. This deferred gain or loss represents the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of the de-designation or early termination. The deferred gain or loss is then amortized over the remaining life of the originally hedged item. Under U.S. GAAP, the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of its de-designation or early termination is accumulated in other comprehensive income. The accumulated balance is then amortized to net income (loss) over the remaining life of the originally hedged item.

[e] Stock compensation

        Under Canadian GAAP,certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element. As at December 31, 2002, all such stock compensation awards granted in the past have been cancelled.

Additional disclosure regarding stock options plan:

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Net income under U.S. GAAP as reported	(12,146)	1,298,677	(584,914)	(498,167)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value-based method had been applied to all awards as reported [note 9]	(1,327)	(1,577)	(2,228)	(6,155)

Pro forma net income under U.S. GAAP as if the fair value-based method had been applied to all awards	(13,473)	1,297,100	(587,142)	(504,322)

Basic and diluted earnings (loss) per share under U.S. GAAP as reported	(3.22)	5.39	(2.43)	(4.56)
Pro forma basic and diluted earnings (loss) per share under U.S. GAAP as if the fair-value method had been applied to all awards	(3.57)	5.39	(2.44)	(4.62)

58                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

[f] Classification of financial instrument as debt or equity

        On May 1, 2003, the Company issued Preferred Shares as described in note 9, which are redeemable at a fixed price in cash or by the issuance of a variable number of shares of the Company. Under U.S. GAAP, a financial instrument that embodies an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. As a result, the accretion on the redemption price is presented as interest expense. Under Canadian GAAP, such financial instruments are presented as equity and the accretion on the redemption price is charged directly to retained earnings.

[g] Reorganization items

        Under U.S. GAAP, the forgiveness of debt and the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh start accounting should be reflected in the predecessor entity's final statement of operations. Under Canadian GAAP, such adjustments are reflected as capital transactions. The reorganization items in the amount of $1.254 billion were comprised of $1.366 billion of forgiveness of debt and $112.5 million of adjustments resulting from the application of fresh start accounting.

[h] Deferred tax liabilities

        Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72.9 million, resulting from the difference between the carrying value and the tax basis of the asset acquired, was capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition.Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98.7 million under U.S. GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25.8 million under U.S. GAAP.

[i] Derivative instruments

        The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. The Company adopted SFAS 133 effective January 1, 2001. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the effective portion of the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

        The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $0.9 million being recognized as an expense in the statement of net loss and as a credit of $3.9 million in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1.4 million being recognized as income in the statement of net loss and in a charge of $1.4 million in other comprehensive income. As of December 31, 2002, all such derivative instruments have been terminated.

[j] Additional disclosure under U.S. GAAP and SEC requirements

		Pre-reorganization
	Eight months ended December 31, 2003 $	Four months ended April 30, 2003 $	Year ended December 31, 2002 $	Year ended December 31, 2001 $
Provision for restructuring charges
Balance, beginning of period	162	1,036	2,314	—
Addition: severance expenses	—	—	7,494	5,226
Deduction: severance payments and adjustments	(162)	(874)	(8,772)	(2,912)

Balance, end of period	—	162	1,036	2,314

Allowance for doubtful accounts
Balance, beginning of period	11,844	14,885	10,717	4,116
Restructuring adjustment	—	(2,320)	—	—
Addition: bad debt expenses	2,853	4,153	32,306	16,148
Deduction: uncollectible accounts written off, net of recoveries	(8,070)	(4,874)	(28,138)	(9,547)

Balance, end of period	6,627	11,844	14,885	10,717

19.   Comparative Figures

        Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Microcell Telecommunications Inc.    Annual Report    2003                                                                                  59

Executive Officers and Board
Microcell Telecommunications Inc.

Executive Officers

 Cordeau, Michel
Secretary

 Côté, Jocelyn
Vice-President, Legal Affairs and Assistant Secretary

 Fortier, Robert
Vice-President, Finance and Corporate Controller

 Jacques, Gaétan
Vice-President, Human Resources

 Leduc, Jacques
Chief Financial Officer and Treasurer

 Proctor, Dean
Vice-President, Regulatory Affairs

 Rhéaume, Alain
President and Chief Operating Officer Microcell Solutions Inc.

 Tremblay, André
President and Chief Executive Officer Microcell Telecommunications Inc.	Board of Directors

 Bureau, André1,2,[3]
Chairman of the Board
Microcell Telecommunications
and Astral Media Inc. Counsel at Heenan Blaikie, LLP

 Continenza, James[1]
President and Chief Executive Officer, Teligent Inc.

 Dubé, Christian2,[3]
Senior Vice-President and Chief Financial Officer Domtar Inc.

 Goertz, Gary[1]
Corporate Director

 Latham, Robert[3]
President, RFL Consulting

McFarlane, Paul[2]
Corporate Director

 Nadler, I. Berl[3]
Partner with Davies Ward Philips and Vineberg LLP

 Scheiwe, Steven D.[2]
President, Ontrac Advisors Inc.

 Sirois, Charles1,[2]
Chairman and President, Telesystem Ltd.

 Tremblay, André
President and Chief Executive Officer Microcell Telecommunications Inc.

 Waisberg, Lorie1,[3]
Corporate Director

[1] Human Resources Committee
[2] Audit Committee
[3] Corporate Governance Committee

Corporate Information

Registered office
Microcell Telecommunications Inc.
1250 René-Lévesque Blvd.West, 38th Floor
Montréal, Quebec H3B 4W8

 Principal place of business
Microcell Telecommunications Inc.
800 de La Gauchetière Street West
Suite 4000
Montréal, Quebec H5A 1K3
Tel.: 514 937-2121
Fax: 514 937-2554

 Stock listing and symbol
Microcell Telecommunications Inc. is listed on the Toronto Stock Exchange
(TSX) under the symbols MT.A and MT.B.	Annual general meeting
Wednesday, May 5, 2004
Hilton Montréal Bonaventure
900 de La Gauchetière Street
West Montréal, Quebec

 Transfer agents
Computershare Trust Company of Canada
Bank of Nova Scotia Trust Company of New York
SEDAR #00008324

 Auditors
Ernst & Young LLP	For further information
Web sites:
www.microcell.ca; www.microcell.com; www.canadagsm.com; www.fido.ca; www.inukshuk.ca

 E-mail:
investor.relations@microcell.ca

 Investors, security analysts and other interested parties who wish to obtain financial information about Microcell should contact:

 Investor Relations
Microcell Telecommunications Inc.
800 de La Gauchetière Street West
Suite 4000
Montréal, Quebec H5A 1K3
Tel.: 514 937-2121, ext. 6034
Fax: 514 221-3183

60                                                                                 Microcell Telecommunications Inc.    Annual Report    2003

Pour obtenir la version française de ce rapport annuel, veuillez téléphoner au 514 937-2121.

This annual report is printed in Canada on recyclable paper. Fido is a registered trademark of Microcell Solutions Inc. City

Fido is a trademark of Microcell Solutions Inc. hiptop is a trademark of Danger, Inc.
AOL is a registered trademark of America Online, Inc.
AOL Instant Messenger is a trademark of America Online, Inc. ICQ is a registered trademark of ICQ.
Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other trademarks are the property of their respective holders.

ISBN 2-923017-03-X
Legal Deposit — Bibliothèque nationale du Québec, 2004
Legal Deposit — National Library of Canada, 2004

Montréal
800 de La Gauchetière Street West
Suite 4000
Montréal, Quebec
H5A 1K3
Tel.: 514 937-2121
Fax: 514 937-2554

Toronto
20 Bay Street
Suite 1701
Toronto, Ontario
M5J 2N8
Tel.: 416 368-7457
Fax: 416 601-1552

Vancouver
815 West Hastings Street
Suite 540
Vancouver, British Columbia
V6C 1B4
Tel.: 604 669-1277
Fax: 604 669-1278

www.microcell.ca
www.fido.ca
www.canadagsm.com
www.inukshuk.ca

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.
Date: April 7, 2004	By:	/s/ JACQUES LEDUC Jacques Leduc Chief Financial Officer and Treasurer

QuickLinks

Table of Contents
2003 Financial Highlights
Corporate Overview
Letter to Shareholders
Review of Operations
Management's Discussion and Analysis of Financial Condition and Results of Operations
Management's Report
Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Net Income (Loss) and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
SIGNATURES